

UMB2001

UMB Financial Corporation
Annual Report

Financial Highlights (in thousands, except per share data)

Profitability	2001	2000	1999
Net interest income	$ 239,700	$ 234,408	$ 224,065
Provision for loan losses	14,745	9,201	8,659
Noninterest income	222,068	196,707	184,122
Noninterest expense	367,889	353,244	312,476
Net income	65,230	65,111	64,077
Per Share Data			
Net income	$ 2.95	$ 2.91	$ 2.80
Net income-diluted	2.95	2.91	2.80
Cash dividends paid	0.76	0.76	0.70
Dividend payout ratio	25.76%	26.12%	25.00%
Book value	$ 34.73	$ 31.58	$ 28.93
Market price (close)	40.00	35.60	35.95
Price/earnings ratio	13.56x	12.23x	12.84x
Average Balances			
Assets	$7,363,501	$7,289,098	$7,439,411
Loans, net of unearned interest	2,929,061	3,004,754	2,615,978
Securities	3,145,246	2,841,892	3,553,849
Deposits	5,410,264	5,364,754	5,348,341
Shareholders' equity	748,739	676,243	657,326
At Year-End			
Assets	$8,730,932	$7,866,883	$8,130,142
Loans, net of unearned interest	2,813,758	3,073,957	2,841,150
Securities	4,521,923	3,145,466	3,897,786
Deposits	6,375,511	5,935,204	5,923,935
Shareholders' equity	768,577	702,934	654,991
Allowance for loan losses	35,637	31,998	31,193
Nonperforming loans	7,279	11,511	6,292
Key Ratios			
Return on average assets	0.89%	0.89%	0.86%
Return on average equity	8.71	9.63	9.75
As a % of loans:			
Allowance for loan losses	1.27	1.04	1.10
Nonperforming loans	0.26	0.37	0.22
Risk-based capital:			
Tier 1	15.18	15.90	14.20
Total	15.97	16.63	14.91
Equity to assets	8.80	8.94	8.06

UMB Financial Corporation

UMB Financial Corporation is an $8.7 billion regional, multi-bank holding company headquartered in Kansas City, Mo., offering complete banking and related financial services to both individual and business customers. It owns and operates 170 banking centers throughout Missouri, Illinois, Colorado, Kansas, Oklahoma and Nebraska. Subsidiaries of the holding company and the lead bank, UMB Bank, n.a., include Sunstone Financial Group, Inc., which is a mutual fund servicing company in Milwaukee, Wisc.; a trust management company in South Dakota; and single-purpose companies that deal with brokerage services, consulting services, leasing, venture capital and insurance.


Sioux Falls
SOUTH DAKOTA
WISONSIN
Milwaukee
Omaha
NEBRASKA
ILLINOIS
Morrisonville
Denver
KANSAS
Salina
Colorado Springs
Kansas City
St. Louis
COLORADO
Wichita
MISSOURI
Springfield
Tulsa
OKLAHOMA
Oklahoma City

key
- ✪ Corporate Headquarters
- ▲ Data Processing and Capture Center
- ■ UMB Trust Company of South Dakota
- · Banking Center

table of contents

how we want you to feel
when you visit us

welcome to UMB


UMB
Welcome

The underlying philosophy of this company has not and will not change. We believe in providing the highest quality service and products to our customers, we believe in the prudent financial and risk management of your assets and the assets of this company, and we believe that integrity is the core principle of banking. We expect to earn your trust as customers and shareholders every day.

Last year was a troubled year for the economy and the financial markets, with asset quality at most major financial institutions under great stress. The events of September 11, 2001, shook the nation and roiled the markets. Shortly thereafter, the events and stories surrounding Enron further shook the public's confidence in the financial reporting mechanisms used by corporate America. Your company has responded with strength and sureness to these events.

After September 11 our very substantial payments and cash management businesses, including our back office business for many of the nation's largest mutual fund complexes, were put to a severe test. Working with our customers and with the Federal Reserve, we were able to process everything in a timely fashion, helping to keep our customers in business while at the same time protecting our depositors and shareholders. Our associates, like many of our customers, worked exceedingly long and hard hours while much of the financial world was closed.

Damaging as the September 11 attacks were, the loss of public confidence and trust in corporate integrity since Enron became a front-page story represents an enemy even more insidious for our financial system. A growing belief that corporate America may be willing to engage in conflicts of interest, financial misrepresentation and other unethical behavior in order to advance its own private interests threatens the very legitimacy of our business system. Financial businesses are built on trust, which once lost, is extraordinarily difficult to regain. Although much attention has been given to campaign finance reform and re-regulation of certain industries, the restoration of public confidence in the character and integrity of corporate leadership is undoubtedly more critical to the growth and health of the American economy.

We are pleased in light of this turmoil and the generally poor results coming out of our industry that we were able to have an increase in earnings last year.

UMB Executive Committee pictured above (from left): R. Crosby Kemper III, R. Crosby Kemper, Jr., Mariner Kemper, Daniel Stevens, Royce Hammons, Lisa Zacharias, James Sangster, Peter Genovese, William Tempel, C.N. Hoffman III, Matt Moyer, Miriam Allison, Douglas Page and Vincent Ciavardini.



Despite the fact that we took a $3.8 million charge in tearing down buildings that we no longer need, we were still able to earn $65.2 million on a record $8.7 billion in assets. We will continue in the first quarter on a program of turning non-earning assets into earning assets and eliminating costly overhead. We are already beginning to see the savings from these actions, and we anticipate seeing our expense and overhead come down incrementally but consistently over the next few quarters.

At the same time, our asset quality remains as high as it has ever been and we continue to maintain our capital at traditionally high levels. Though our consumer loan portfolio declined substantially during the year under the pressure of the automobile companies' zero percent financing, we maintained reasonably good margins and strengthened our commitment to the quality middle market business that has always been our core business.

Our 12.9 percent increase in noninterest income was significant and returns us to our historically high levels of growth. This is partly due to our successful acquisition of Sunstone Financial in Milwaukee in April and of State Street Bank & Trust Company of Missouri, n.a., in May. Sunstone is a mutual fund service company, which added to our cash management and custody operations in Kansas City and allows us to offer a one-stop shop for the mutual fund back office. We further demonstrated our commitment to this business as a strategic growth opportunity by hiring one of the leaders of the industry, Vincent Ciavardini, in January of 2002. He and Mim Allison of Sunstone were elected to our Executive Committee at our January meeting.

Our wealth management business continues to prosper and at the end of the year had $12.4 billion under management. In addition to managing our customers' accounts directly, our subsidiary, Scout Investment Advisors, Inc., serves as the investment advisor to the UMB Scout Funds family of mutual funds. The funds have received favorable recognition from *The New York Times*, *Bloomberg Personal Finance*, and *SmartMoney* magazine this year (see page 7).

Our banks in Omaha and Denver, after tremendous expansion in recent years, have achieved significant profitability. We continue to focus on the middle market business in our regional markets, including Wichita, Oklahoma City, St. Louis, Springfield and Salina. We will be opening a new financial center in Tulsa in the second quarter – again focusing on bringing our commitment to the middle market.

One of our great success stories during the course of the year was to become one of the fastest growing banks in Columbia, Missouri, in both loans and deposits. We continue to grow our cash management, corporate trust and stock transfer businesses in the double-digit range.

Things have changed and not changed at UMB. They have not changed because our principles are the same principles that we have always held to: integrity and service. Like the Indian scout that is our symbol, you can trust our knowledge and surefootedness and also trust us to grow and explore new territory.

Sincerely,



R. Crosby Kemper III
Chairman and CEO


Sunstone

a stable foundation of
diligence and integrity

strength

On September 11, the terrorists who attacked America made a serious miscalculation. They presumed that if they struck at our financial center, they could destroy our will.

In so doing, they failed to understand the way America works. Our economy may be centered in New York, but it is rooted in the land and the people who live there. For 89 years now, the bankers at UMB have understood this implicitly. We have based our business on the small triumphs of everyday commerce and the everyday encouragement of larger dreams.

We not only facilitate this commerce, but we also protect it, secure it, and create an environment so stable that a business' only real worry is the competition. This we do not so much through thicker vaults and stronger locks, or even through electronic security and Internet privacy, as much as through our bedrock virtues of prudence and integrity.

These virtues shone through in 2001, a challenging year even without the tragedy of September 11. For the year, UMB Financial Corporation reached a record $8.7 billion in assets and announced record earnings of $65,230,000 or $2.95 per share. Despite persistent margin pressure, UMB continued to create long-term value for shareholders. And once again the bank's diverse fee-based business helped offset the impact of falling margins.

During the year, UMB continued to expand the services it provides throughout the heartland. We began construction on our first full-service financial center in Tulsa, Okla. We also opened two full-service banking centers, one in Denver and the other in Kansas City North. In addition, UMB acquired Sunstone Financial Group, Inc., in Milwaukee, Wisc., a nationally recognized mutual fund service company.

This past year, UMB also made a serious move to strengthen its position as a premier provider of full-service corporate trust services by acquiring State Street Bank's Midwest corporate trust business, based in St. Louis.

customer

Gary Mack
Chief Executive Officer

Wheatbelt, Inc.

customer since 1999


Financing Provided
UMB BANK,

"We have thoroughly enjoyed our relationship with UMB Bank over the past two years. UMB's bankers are some of the best in the business, and I like the fact that they know my business almost as well as I do. I feel like our relationship is more of a partnership focused on helping our company achieve financial success."

Pictured above (from left): Gary Mack, chief executive officer, Wheatbelt, Inc.; Cindy Michalek, vice president, Regional Business Development, UMB Bank; Starlette McHale, chief executive officer, KCI Expo; Charles Wolf, senior vice president, Commercial Loans, UMB Bank; and Robert Harr, senior vice president, Real Estate Loans, UMB Bank, stand in front of Wheatbelt, Inc.'s new KCI Expo Building.

Pictured at left (from left): Vincent Ciavardini, Vice Chairman, UMB Financial Corporation, and president and CEO, UMB Investment Services Group; R. Crosby Kemper III, Chairman and CEO, UMB Financial Corporation; and Miriam Allison, president and CEO, Sunstone Financial Group, Inc., in front of the Sunstone Financial building in Milwaukee, Wisc.

customer

Bernie Beaudoin
Chairman of the Board, President and CEO

Great Plains Energy Corporation

customer since 1941



"Our longstanding partnership with UMB Bank has helped give us the financial tools to more efficiently run our business over the years. UMB has assisted us with everything from stock transfer and corporate trust services to more traditional banking products such as credit, an array of cash management services and employee benefits."

Pictured above (from left): At the Great Plains Energy Corporation Hawthorn Power Plant are Robert Elbert, vice president, Commercial Loans, UMB Bank; Anthony Hawkins, vice president, Corporate Trust, UMB Bank; Nancy Hoffman, senior vice president, Securities Transfer, UMB Bank; Douglas Briggs, executive vice president and chief sales officer, UMB Financial Corporation; Bernie Beaudoin, chairman of the board, president and CEO, Great Plains Energy Corporation; Frank Bramwell, senior vice president, Corporate Trust, UMB Bank; and Robert Reiter, executive vice president, Employee Benefits, UMB Bank.


WORLDWIDE FUND

understanding what will
help our customers' assets grow

insight

This year was another remarkable one for the UMB Trust & Wealth Management Division. UMB Bank established Scout Investment Advisors, Inc., which with Bill Greiner at the helm as chairman and CEO of the subsidiary, now manages the UMB Scout Funds. Our family of mutual funds continues to accrue accolades — even in light of the current market. In particular, *The New York Times*, *SmartMoney* magazine and *Bloomberg Personal Finance* all recognized Jim Moffett and the UMB Scout WorldWide Fund this year.

After decades of serving nonprofit clients, UMB Bank initiated a first-of-its-kind program with the introduction of UMB Nonprofit Financial & Advisory Services in February, 2001. With our insight into the unique needs of nonprofits in mind, we created this new division to provide business solutions specifically designed for nonprofits. As their trusted partner, UMB Bank can provide these organizations with the tools they need to achieve financial stability and the understanding they need to preserve their missions as they grow.

In November, we also announced the creation of an advisory board for UMB Nonprofit Financial & Advisory Services. The board consists of top nonprofit leaders who will assist the new division in fostering the financial empowerment of nonprofits through their insight and support. In addition, UMB Charitable Trusts and Foundations announced its Strategic Leadership Grants, which are now offered to nonprofit leaders pursuing professional development opportunities.

One service that has proved attractive to our for-profit clients as well as our nonprofits is UMB's Employee Benefits Division. As partners in our clients' success, we customize a benefits program that will not only meet the specific needs of the employees, but will also help the business or organization grow. Our Employee Benefits Division continues to be one of the largest employee benefits providers in the Midwest, serving 2,500 retirement plans with total assets approaching $18.5 billion.

Mutual Funds | Not FDIC Insured No Bank Guarantee May Lose Value

Along with the potential for higher returns, international investments carry some additional risks due to currency fluctuations, economic and political factors, as well as differences in accounting. For more complete information, including fees and expenses, please call (800) 996-2862 for a free prospectus. Please read it carefully before you invest. The UMB Scout Funds are advised by Scout Investment Advisors, Inc., a subsidiary of UMB Bank, n.a., and distributed by Sunstone Distribution Services, LLC, an affiliate of UMB Financial Corporation. 3/02



getting to know our customers and their financial needs

relationships

As much as we appreciate new clients at UMB, we put great effort into building relationships with those clients we already have. Much of the growth within the Commercial Division is rooted in these relationships. As our customers grow stronger, so do we.

This focus on relationships is evident in the strength of our Commercial Lending area and in the fact that the added value we offer our customers by providing services beyond the ordinary has also lead to significant growth for our Capital Markets Group. Our ability to not just serve customers with financial products but to partner with our customers in order to define solutions and fulfill needs for them is testament to our customers' — and our — ongoing success.

Another example of our efforts to expand the level of service we provide is the growth and success of our Commercial Client Services team. Commercial Client Services began as a service center to help answer banking questions for our business customers, but the group's expertise and ability to assist callers in a timely, helpful manner has so pleased our commercial clients that they are now calling Commercial Client Services twice as often as they did when we started the group last year.

As we grow with our customers, we continue to see a need for technology-driven products and services. Through our Treasury Management and Technology Services Department, we meet this need by offering our clients products such as UNITE*Plus*, an Internet-based account reporting system, image retail lockbox, and eScout.com LLC, the leading web-based e-commerce and e-business network for mainstream business.

For all the promise of any new banking technology, there is an attendant peril. And so, UMB treats banking through our technology-related products and services with the same caution it has always shown, protecting not only our clients' investments but also their personal information.

Even before the threat of terror, we built security into everything we did. We store a minimum of three copies of databases at different locations; have six different redundant power systems, our own generating capabilities, and a technology center in Kansas City built specifically with data security in mind.

As a way to help share our knowledge of data security, in 2001 we partnered with the University of Kansas, Southwestern Bell Corporation, Federal Bureau of Investigation and Office of the Comptroller of the Currency to put on "Information Security Summit," an educational session for CEOs. We plan to continue these workshops this year in hopes that even more CEOs and top decision makers can share in the dialogue surrounding one of today's most crucial technology issues for businesses.

customer

Charles F. (Chuck) Voelkel II

Vice President of Production

Semco Plastic Company, Inc.

customer since 1980



"As a family-owned company, we know a lot about why relationships are important to a business. We were looking for a banker who would roll up his or her shirt sleeves and help us reach our financial goals, and UMB met the challenge. They understand how important relationships are in today's world and that's why we have been doing business with them for nearly 22 years now."

Pictured above (from left) at the Semco Plastic Company are Charles F. Voelkel II, vice president of production, Semco; Ronald Skaggs, community bank president, UMB Bank; and Ken E. Kotiza, president of the St. Louis Region, UMB Bank.

customer

Paul Miller and Lynn Miller

Chairman of the Board and President

Royal Crest Dairy

customer since 1995



"Our relationship with UMB was a key factor in our recent expansion of a new processing facility. UMB provided us with the financial services to grow into the 21st century and helped Royal Crest maintain its commitment to Colorado families of a tradition of excellence. Our company has become extremely loyal to the UMB family because of the excellent way we are treated."

Pictured above (from left) at Royal Crest Dairy are Paul Miller, chairman of the board, Royal Crest Dairy; Mariner Kemper, chairman and CEO, UMB Bank Colorado, n.a.; Lynn Miller, president, Royal Crest Dairy; and Patrick Fairfield, vice president, Commercial Loans, UMB Bank Colorado, n.a.



nurturing a successful legacy
while still testing boundaries

tradition

When a young R. Crosby Kemper, Sr., first became president of what was then called City Center Bank in 1919, he was well known for his daily presence in the lobby to personally greet each and every bank customer. Much like his father, William T. Kemper, he was an extrovert and continued this habit of spending time in the lobby among customers for the rest of his life and banking career.

While we've since tested the boundaries of a physical bank lobby with the introduction of online banking and banking over the phone, this tradition of greeting our customers in person is still the essence of retail banking at UMB. We choose to go where our customers are and make them feel at home. In a word, we want them to feel "welcome."

We welcome our clients into our banks as though we would welcome them into our homes. Once there, our goal is not so much to sell them new products and services, as to understand their dreams and to become a trusted partner in their dreams' fulfillment.

At crucial moments in their lives, whether personal or business, we want to be there to help our clients succeed. The truth is, since 1913, through bountiful years and lean ones, we have succeeded only to the degree that our clients have.

To be sure, we have all been blessed throughout those years. From a humble storefront Kansas City bank, with first-day deposits of $1,100, UMB has grown to become a multi-bank institution with assets of more than $8.7 billion and locations throughout Missouri, Illinois, Colorado, Kansas, Oklahoma and Nebraska.

We have prospered not so much by being good salespeople or even by being shrewd investors. We have prospered by being good friends and trusted guides. This is a role we take seriously, a role we treasure, a role that will endure.


Net Income
Millions of Dollars
61.7 54.2 64.1 65.1 65.2
97 98 99 00 01
Earnings per Share
Dollars
2.62 2.30 2.80 2.91 2.95
97 98 99 00 01
Actual Assets and Deposits
Billions of Dollars
7.1 5.5 7.6 5.9 8.1 5.9 7.9 5.9 8.7 6.4
97 98 99 00 01
Assets
Deposits


Noninterest Revenue to Total Revenue
Percentage
39.54 42.45 45.10 45.62 48.09
97 98 99 00 01
Noninterest Income
Millions of Dollars
144.9 164.2 184.1 196.7 222.1
97 98 99 00 01
Capital Ratios
Percentage
15.97 15.18 9.22
Total
Tier 1
Leverage
Regulatory Min.
UMB

FIVE-YEAR FINANCIAL SUMMARY (in thousands except per share data)

	2001	2000	1999	1998	1997
Earnings					
Interest income	$ 384,839	$ 430,785	$ 407,388	$ 409,625	$ 393,329
Interest expense	145,139	196,377	183,323	187,092	171,794
Net interest income	239,700	234,408	224,065	222,533	221,535
Provision for loan losses	14,745	9,201	8,659	10,818	11,875
Noninterest income	222,068	196,707	184,122	164,152	144,883
Noninterest expense	367,889	353,244	312,476	299,891	264,742
Minority interest in loss of subsidiary	11,800	19,437	—	—	—
Net income	65,230	65,111	64,077	54,214	61,704
Average Balances					
Assets	$7,363,501	$7,289,098	$7,439,411	$7,017,417	$6,482,613
Loans, net of unearned interest	2,929,061	3,004,754	2,615,978	2,640,933	2,649,023
Securities*	3,145,246	2,841,892	3,553,849	3,005,330	2,538,690
Deposits	5,410,264	5,364,754	5,348,341	5,318,351	4,929,799
Long-term debt	28,767	29,504	40,241	42,584	48,907
Shareholders' equity	748,739	676,243	657,326	650,078	598,631
Year-End Balances					
Assets	$8,730,932	$7,866,883	$8,130,142	$7,646,878	$7,052,988
Loans, net of unearned interest	2,813,758	3,073,957	2,841,150	2,559,136	2,786,031
Securities*	4,521,923	3,145,466	3,897,786	3,755,049	2,884,503
Deposits	6,375,511	5,935,204	5,923,935	5,896,804	5,546,997
Long-term debt	27,388	27,041	37,904	39,153	44,550
Shareholders' equity	768,577	702,934	654,991	662,767	624,236
Per Share Data					
Earnings – basic	$ 2.95	$ 2.91	$ 2.80	$ 2.30	$ 2.62
Earnings – diluted	2.95	2.91	2.80	2.29	2.61
Cash dividends	0.76	0.76	0.70	0.70	0.66
Dividend payout ratio	25.76%	26.12%	25.00%	30.43%	25.19%
Book value	$ 34.73	$ 31.58	$ 28.93	$ 28.30	$ 26.45
Market price					
High	43.52	37.14	40.21	55.85	47.19
Low	32.86	29.58	33.55	35.29	31.33
Close	40.00	35.60	35.95	39.72	47.19
Ratios					
Return on average assets	0.89%	0.89%	0.86%	0.77%	0.95%
Return on average equity	8.71	9.63	9.75	8.34	10.31
Average equity to average assets	10.17	9.28	8.84	9.26	9.23
Total risk-based capital ratio	15.97	16.63	14.91	15.57	16.26

*Securities include investment securities and securities available for sale.

The following financial review presents management's discussion and analysis of UMB Financial Corporation's (the "Company") consolidated financial condition and results of operations. This review highlights the major factors affecting results of operations and any significant changes in financial condition for the three-year period ending December 31, 2001. It should be read in conjunction with the accompanying consolidated financial statements, notes to financial statements and other financial statistics appearing elsewhere in this report.

This financial review contains "forward-looking statements" regarding UMB Financial Corporation. The Company has based these forward-looking statements on its current expectations and projections about future events, based on the information currently available to it. Actual results could differ materially from management's current expectation. The forward-looking statements include among other things, statements relating to the Company's anticipated financial performance, business prospects, new developments, new strategies and similar matters. These forward-looking statements are subject to risks, uncertainties and assumptions that are beyond the Company's ability to control or estimate precisely, and that may affect the operations, performance, development and results of the Company's business and include, but are no limited to, the following: 1) changing demand for loans; 2) the ability of customers to repay loans; 3) changes in consumer savings habits; 4) increases in employee costs; 5) changes in interest rates; 6) competition from others, and 7) changes in economic conditions or regulatory requirements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this financial review may not prove to be correct.

Overview

The Company recorded consolidated net income of $65.2 million for the year ended December 31, 2001. This represents a slight increase over 2000 net income of $65.1 million. Net income for 2000 represented a 1.6% increase over 1999 results of $64.1 million. Earnings per share for the year ended December 31, 2001, were $2.95, compared to $2.91 in 2000 and $2.80 in 1999. Earnings per share for 2001 increased 1.4% over 2000 per share earnings, which had increased 3.9% over 1999.

The drop in interest rates due to the eleven rate decreases initiated by the Federal Reserve Bank contributed significantly to a decrease in interest income. However this decrease in interest income was offset by a slightly larger decrease in interest expense. This was caused as the Company saw the rates paid on its interest bearing liabilities decrease at a faster pace than the rates earned on its earning assets. The results of operations for 2000 through May 18, 2001 were affected by the Company's subsidiary eScout LLC (eScout). The sale of a portion of the Company's ownership in eScout on that date put the Company in a minority ownership position. This partial sale resulted in a gain of $1.7 million recorded in other income. Though eScout's income and expense are included in the Company's consolidated statement of income for 2000 and the first five months of 2001, the results of operations of the subsidiary are eliminated from the Company's operating results as an adjustment to minority interest in loss of consolidated subsidiary. Consequently results of operations of this subsidiary do not affect the net income or net income per share of the Company. Comparative results of operations excluding the impact of eScout are presented in Table 16.

The Company had an increase of 12.89% in noninterest income in 2001 as compared to 2000. A large contributing factor to this increase is the acquisition of Sunstone Financial Group, Inc. This acquisition has and is expected to continue to help the Company build its fee-based business and better serve its customers with increased capabilities. Also affecting noninterest income was the acquisition of the corporate trust business of State Street Bank & Trust Company of Missouri, N.A., in May 2001. These new acquisitions also partly caused the increase in the Company's non interest expense, which increased 4.1% in 2001.

Also included in the results for 2001 was a year-end charge of approximately $3.8 million related to the write-off and disposition of certain non-strategic assets, primarily real estate. The Company is in the final stages of consolidating and improving its downtown campus, which will result in better operating workflow and reduced costs. The Company will demolish or sell several of its current properties that are no longer necessary for operations.

Results of Operations

Net Interest Income

Net interest income is a significant source of the Company's earnings and represents the amount by which interest income on earning assets exceeds the interest expense paid on liabilities. Net interest income is affected by the volumes of interest-earning assets and the related funding sources, the overall mix of these assets and liabilities and the rates paid on each. Table 1 summarizes the changes in net interest income resulting from changes in volume and rates for the prior two years. Net interest margin is calculated as net interest income on a fully tax-equivalent basis (FTE) as a percentage of average earning assets. A critical component of net interest income and related net interest margin is the percentage of earning assets funded by interest-free funding sources. Net interest income, average balance sheet amounts and the corresponding yields earned and rates paid for the years 1997 through 2001 are presented in a table following the footnotes to the Consolidated Financial Statements. Net interest income is presented on a tax-equivalent basis to adjust for the tax-exempt status of earnings from certain loans and investments, primarily obligations of state and local governments.

FTE interest income decreased by $48.4 million during 2001 to $398.4 million compared to $446.8 million in 2000. Interest income for 2000 represented a $23.9 million increase over the total for 1999 of $422.9 million. Interest expense in 2001 amounted to $145.1 million, a $51.3 million decrease over 2000 expense of $196.4 million. Interest expense in 2000 increased by $13.1 million from 1999 expense of $183.3 million. These changes resulted in an increase in net FTE interest income for 2001 of $2.9 million to $253.3 million compared to $250.4 million for 2000 and $239.6 million in 1999.

TABLE 1

TAX-EQUIVALENT RATE-VOLUME ANALYSIS (in thousands)

This analysis attributes changes in net interest income on a tax-equivalent basis either to changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. The change in net interest income is due jointly to both volume and rate has been allocated to volume and rate in proportion to the relationship of the absolute dollar amount of change in each. All information is presented on a tax-equivalent basis and gives effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

Average Volume		Average Rate		2001 vs. 2000	Increase (Decrease)		
2001	2000	2001	2000		Volume	Rate	Total
				Change in interest earned on:			
$2,929,061	$3,004,754	7.74%	8.53%	Loans	$ (6,330)	$(23,267)	$ (29,597)
				Securities:			
2,473,042	2,105,720	4.82	5.88	Taxable	19,681	(24,378)	(4,697)
672,204	736,172	6.13	6.36	Tax-exempt	(3,966)	(1,618)	(5,584)
				Federal funds sold and			
195,854	229,155	3.87	6.63	resell agreements	(1,970)	(5,640)	(7,610)
70,360	74,629	5.36	6.19	Other	(254)	(596)	(850)
$6,340,521	$6,150,430	6.28%	7.26%	Total	$ 7,161	$(55,499)	$ (48,338)
				Change in interest incurred on:			
$3,634,544	$3,442,735	2.97%	3.85%	Interest-bearing deposits	$ 7,054	$(31,681)	$ (24,627)
				Federal funds purchased			
973,080	1,051,205	3.31	5.62	and repurchase agreements	(4,112)	(22,757)	(26,869)
120,269	72,552	4.18	6.58	Other	2,404	(2,146)	258
$4,727,893	$4,566,492	3.07%	4.30%	Total	$ 5,346	$(56,584)	$ (51,238)
				Net interest income	$ 1,815	$ 1,085	$ 2,900

Average Volume		Average Rate		2000 vs. 1999	Increase (Decrease)		
2000	1999	2000	1999		Volume	Rate	Total
				Change in interest earned on:			
$3,004,754	$2,615,978	8.53%	8.14%	Loans	$ 32,789	$ 10,711	$ 43,500
				Securities:			
2,105,720	2,820,009	5.88	5.47	Taxable	(41,345)	10,775	(30,570)
736,172	733,840	6.36	6.25	Tax-exempt	146	812	958
				Federal funds sold and			
229,155	120,428	6.63	4.84	resell agreements	6,742	2,422	9,164
74,629	66,231	6.19	5.68	Other	502	357	859
$6,150,430	$6,356,486	7.26%	6.65%	Total	$ (1,166)	$ 25,077	$ 23,911
				Change in interest incurred on:			
$3,442,735	$3,599,415	3.85%	3.41%	Interest-bearing deposits	$ (5,523)	$ 15,202	$ 9,679
				Federal funds purchased			
1,051,205	1,285,200	5.62	4.47	and repurchase agreements	(11,581)	13,136	1,555
72,552	44,077	6.58	6.70	Other	1,875	(55)	1,820
$4,566,492	$4,928,692	4.30%	3.72%	Total	$(15,229)	$ 28,283	$ 13,054
				Net interest income	$ 14,063	$ (3,206)	$ 10,857

TABLE 2

ANALYSIS OF NET INTEREST MARGIN (in thousands)

	2001	2000	Change
Average earning assets	$6,340,520	$6,150,430	$190,090
Interest-bearing liabilities	4,727,894	4,566,492	161,402
Interest-free funds	$1,612,626	$1,583,938	$ 28,688
Free funds ratio (free funds to earning assets)	25.43%	25.75%	(0.32)%
Tax-equivalent yield on earning assets	6.28%	7.26%	(0.98)%
Cost of interest-bearing liabilities	3.07	4.30	(1.23)
Net interest spread	3.21%	2.96%	0.25%
Benefit of interest-free funds	0.79	1.11	(0.32)
Net interest margin	4.00%	4.07%	(0.07)%

Average earning assets increased by approximately 3.1% in 2001 compared to a decrease of 3.2% in 2000. These assets totaled $6.3 billion in 2001 compared to $6.2 billion in 2000. The increase in average earning assets for 2001 was entirely attributable to the Company's investment security portfolio, which increased by 10.7%. Average loans decreased by 2.5% in 2001 compared to the prior year. The increase in the security portfolio was the result of a need to invest increases in deposits. During 2000, average loans increased by 14.9% compared to a 20.0% decrease in average investment securities. During 2000, the decrease in the security portfolio was used to fund the growth in loans as well as a decrease in federal funds purchased and repurchase agreements.

The Company's net interest spread was 3.21% in 2001, 2.96% in 2000 and 2.93% in 1999. Net interest spread is calculated as the difference between the yield earned on earning assets and the rate paid on interest-bearing liabilities. The increase in net interest spread for 2001 was the result of lower rates earned on total earning assets, which decreased from 7.26% in 2000 to 6.28% compared to a decrease of 123 basis points in the cost of funds. This change was the result of both a decrease in interest rates and a change in the mix of interest earning assets. As a result of lower interest rates in 2001 coupled with the change in the earning asset mix and the related funding sources, the Company's net interest margin decreased to 4.00% in 2001, compared to 4.07% in 2000 and 3.77% in 1999. During 2001, loans comprised 46% of earning assets, as compared with 49% during 2000. The decrease in interest rates also had an impact on the Company's investment portfolio which achieved a yield of 5.10% in 2001 compared to 6.00% in 2000. In addition, the Company's funding costs decreased to a greater extent than did the change in the yield on earning assets during 2001. Cost of funds decreased by 123 basis points, compared to a 98 basis point decrease in the yield on earning assets. The increase in both net interest spread and margin for 2000 was the result of higher rates earned on total earnings assets, which increased to 7.26% from 6.65% in 1999. This change was the result of both an increase in interest rates and a change in the mix of earnings assets. During 2000, loans comprised 49% of earning assets, as compared with 41% in 1999. The increase in interest rates also impacted the Company's investment portfolio, which achieved a yield of 6.00% in 2000 compared to 5.63% in 1999. In addition, the Company's funding costs did not increase to the same extent as the change in the yield on earnings assets during 2000. Cost of funds increased from 1999 by 58 basis points, compared to a 61 basis point increase in the yield on earning assets.

The cause and level of the increase in net interest income in 2001 from that experienced in 2000 can be seen in the information in Table 1. During 2001 the growth in average earning assets was the result of increases in investment securities. The average rate earned on loans during 2001 decreased by 79 basis points as compared to 2000. The Company's cost of funds during 2001 decreased by 123 basis points. During 2000, funds in investment securities were used to fund an increase in higher-yielding loan balances as well as reductions in federal funds purchased and repurchase agreements, which experienced a significant increase in rates in 2000. The spread earned on the rate increases on average earnings assets was, for the most part, offset by increased cost of funds. The average rate earned on loans during 2000 increased by 39 basis points as compared to 1999, and the average rate earned on investment securities increased by 37 basis points during the same period. The spread earned on this growth was, for the most part, offset by a reduced rate earned on earning assets, primarily loans and investment securities.

Provision and Allowance for Loan Loss

The allowance for loan losses (ALL) represents management's judgment of the losses inherent in the Company's loan portfolio. The provision for loan losses is the amount necessary to adjust the ALL to the level considered appropriate by management. The adequacy of the ALL is reviewed quarterly, considering such items as historical loss trends, a review of individual loans, current and projected economic conditions, loan growth and characteristics, industry or segment concentration, and other factors. Bank regulatory agencies require that the adequacy of the ALL be maintained on a bank-by-bank basis for each of the Company's subsidiaries. The Company utilizes a centralized credit administration function, which provides information on affiliate bank risk levels, delinquencies, an internal ranking system and overall credit exposure. In addition, loan requests are centrally reviewed to

TABLE 3

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES (in thousands)

This table presents an allocation of the allowance for loan losses by loan categories. The breakdown is based on a number of qualitative factors; therefore, the amounts presented are not necessarily indicative of actual future charge-offs in any particular category. The percent of loans in each category to total loans is provided in Table 5.

	December 31				
Loan Category	2001	2000	1999	1998	1997
Commercial	$18,050	$15,550	$15,000	$16,000	$17,000
Consumer	16,587	15,548	15,343	16,319	15,424
Real estate	900	800	750	750	750
Agricultural	50	50	50	50	50
Leases	50	50	50	50	50
Total allowance	$35,637	$31,998	$31,193	$33,169	$33,274

ensure the consistent application of the loan policy and standards.

The Company's allowance for loan losses was $35.6 million at December 31, 2001 compared to $32.0 million at year-end 2000. This represents an allowance to total loans of 1.3% and 1.0% as of December 31, 2001 and 2000, respectively. The Company's net charge off's in 2001 were $11.1 million compared to $8.4 million in 2000 and $11.3 million in 1999. The allowance for loan losses increased as a result of increases in net losses, and may continue due to the impact that any slowing of the economy may have on the ability of customers to service debt. At December 31, 2001 the allowance for loan losses exceeded total nonperforming loans by $28.4 million.

As shown in Table 3, the ALL has been allocated to various loan portfolio segments. The Company manages the ALL against the risk in the entire loan portfolio and, therefore, the allocation of the ALL to a particular loan segment may change in the future. In the opinion of management, the ALL is adequate based on the inherent losses in the loan portfolio at December 31, 2001. Significant changes in general economic conditions and in the ability of specific customers to repay loans could impact the level of the provision for loan losses required in future years.

The Company recorded a provision for loan losses of $14.7 million during 2001, compared to $9.2 million in 2000 and $8.7 million in 1999. The increase in the loan loss provision in 2000 was primarily the result of the increased balance of the loan portfolio. The decrease in the loan loss provision in 1999 from the previous year was primarily the result of a reduction in losses in bankcard loans. Losses in the bankcard portfolio decreased as delinquencies and bankruptcies in this area improved. The increase in loan loss provision in 2001 was primarily the result of higher charge-offs related to commercial loans and bankcard loans. Decreasing net charge-offs associated with the Company's bankcard portfolio were experienced in 2000 and 1999, and Management anticipates that the losses and delinquency levels of the bankcard portfolio should remain below industry averages. Bankcard loan delinquencies over 30 days totaled 2.4% of total bankcard loans as of year-end 2001 compared to 2.7% at year-end 2000. The Company intends to continue to closely monitor the bankcard loan portfolio, the related collection efforts and underwriting in order to minimize credit losses.

Table 4 presents a five-year summary of the Company's allowance for loan losses.

Noninterest Income

A key objective of the Company is the growth of noninterest income to enhance profitability, since fee-based services are non-credit related, provide steady income and are not directly affected by fluctuations in interest rates. Fee-based services provide the opportunity to offer multiple products and services to customers and, therefore, more closely align the customer with the Company. The Company's goal is to offer multiple products and services to its customers, the quality of which will differentiate it from the competition. Fee-based services that have been emphasized include trust and securities processing, securities trading/brokerage and cash management.

Noninterest income was $222.1 million in 2001 compared to $196.7 million in 2000 and $184.1 million in 1999. This represents a 12.9% increase in 2001 compared to an increase of 6.8% during 2000. The increase in 2001 primarily resulted from a 69.1% increase in securities processing income, 15.6% increase in trading and investment banking fees and a 8.4% increase in deposit service charges. The growth in 2000 was driven by a 34.4% increase in securities processing income, a 6.8% increase in service charges on deposit accounts and an 18.8% increase in bankcard fees.

The Trust Division is the Company's most significant source of fee income. Trust services have long been an identified strength of the Company and are expected to continue to be the primary driver of fee income. The Company offers a full range of trust services including personal and custody services, investment management and employee benefits processing. The Company has a Private Client Services division, which offers full trust and personal banking services to high net worth individuals.

Income from trust services totaled $55.1 million in 2001, $56.3 million in 2000 and $54.0 million in 1999. Included in the 2001 results was the corporate trust business revenue associated with the State street Bank & Trust Company of Missouri, N.A., aquisition. During 2001, increased income was generated by employee benefit services and trust investments, while personal trust declined. This more traditional line of business has generally experienced more steady, moderate growth, but has been more

TABLE 4

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES (in thousands)

	2001	2000	1999	1998	1997
Allowance – beginning of year	$ 31,998	$ 31,193	$ 33,169	$ 33,274	$ 33,414
Provision for loan losses	14,745	9,201	8,659	10,818	11,875
Allowances of acquired banks	—	—	710	—	—
Charge-offs:					
Commercial	$ (4,764)	$ (992)	$ (2,732)	$ (322)	$ (2,992)
Consumer:					
Bankcard	(6,613)	(5,051)	(5,377)	(7,554)	(8,130)
Other	(5,378)	(5,887)	(6,393)	(6,182)	(3,103)
Real estate	(5)	(3)	(11)	—	(98)
Agricultural	—	—	(1)	(25)	(9)
Total charge-offs	$ (16,760)	$ (11,933)	$ (14,514)	$ (14,083)	$ (14,332)
Recoveries:					
Commercial	$ 1,820	$ 236	$ 431	$ 647	$ 268
Consumer:					
Bankcard	1,373	1,191	1,268	1,289	1,097
Other	2,204	2,073	1,383	1,049	684
Real estate	256	35	55	127	117
Agricultural	1	2	32	48	151
Total recoveries	$ 5,654	$ 3,537	$ 3,169	$ 3,160	$ 2,317
Net charge-offs	$ (11,106)	$ (8,396)	$ (11,345)	$ (10,923)	$ (12,015)
Allowance – end of year	$ 35,637	$ 31,998	$ 31,193	$ 33,169	$ 33,274
Average loans, net of unearned interest	$2,917,812	$3,004,754	$2,615,978	$2,640,933	$2,649,023
Loans at end of year, net of unearned interest	2,813,758	3,073,957	2,841,150	2,559,136	2,786,031
Allowance to loans at year-end	1.27%	1.04%	1.10%	1.30%	1.19%
Allowance as a multiple of net charge-offs	3.21x	3.81x	2.75x	3.04x	2.77x
Net charge-offs to:					
Provision for loan losses	75.32%	91.25%	131.02%	100.97%	101.18%
Average loans	0.38	0.28	0.43	0.41	0.45

directly impacted by fluctuations in the stock and bond markets. The largest contributor to the increase in trust income for 2000 was from employee benefit services. The next largest contributor to trust income was personal trust and custodial business. Fee revenue in 2001 also was hampered by a reduction in assets under management. The aggregate value of managed trust assets was $12.1 billion at December 31, 2001, compared to $14.5 billion at year-end 2000 and $14.2 billion at year-end 1999.

The Company's securities processing and custody revenue is primarily related to the mutual fund industry. Revenues from securities processing were $30.2 million in 2001, $17.9 million in 2000 and $13.3 million in 1999. The increase in revenue for 2001 was primarily driven by the acquisition of Sunstone Financial Group, Inc. during the second quarter. Sunstone is a nationally recognized mutual fund service provider to nearly forty mutual funds and fund families. With the acquisition, the Company now offers all aspects of a mutual fund back office, including fund administration and accounting, transfer agency, distribution services, marketing, shareholder communications, custody and cash management. The increase in securities processing and custody revenue for 2000 was primarily driven by increased volume from several mutual fund groups that experienced a significant growth in assets during the year. The significant growth in the number and size of mutual funds has given the Company more opportunity to develop new customer relationships and has fueled growth from existing customers. The Company competes with companies many times its size in this line of business. Though the Company may not have the scale of its much larger competitors, it can compete in certain areas due to better attention to customer service and overall flexibility related to services provided. Revenues from this business line may be subject to more volatility than other fee income due to the relative size of the customer base. The Company intends to atempt to adjust its expense structure so that revenue volatility will not significantly impact operating results. Total trust assets under custody remained basically level at $106.5 billion at December 31, 2001 compared to $106.0 billion at December 31, 2000. Trust assets under custody were $103.8 billion at December 31, 1999.

Fees and service charges on deposit accounts were $53.5 million in 2001, $49.3 million in 2000 and $46.2 million in 1999. The increases in fees for 2001 and 2000 were primarily related to corporate deposit accounts as a result of new customer relationships and the sale of additional cash management services. Corporate and retail deposit fees also increased as a result of adjusting fee schedules to changes in market pricing. The level of compensating balances maintained by corporate customers and the earnings credit rate applied to the balances, also impacts the level of fee income received. Movements in the earnings credit rate in 2001 approximated changes in the interest rate on short-term Treasury securities. Other service charges and fees increased to $29.6 million in 2001 from $28.5 million in 2000, which had decreased from $28.8 million in 1999. Increases were achieved in 2001 as a result of increased ATM fees and the sale of cash management services to mutual fund companies. In 2000, modest increases in non-deposit service charges and ATM fees were offset by a decline in cash management services to mutual fund companies. The Company increased its ATM network to 579 machines at year-end 2001, compared to 558 at year-end 2000 and reduced from 608 at year-end 1999. Bankcard fees were $18.1 million in 2001, $15.1 million in 2000 and $12.7 million in 1999.

Trading and investment banking income totaled $22.3 million in 2001, compared to $19.3 million in 2000 and $20.7 million in 1999. The increase in 2001 was mainly market driven, as customers fled the stock market to invest in high quality bonds. The decrease in 2000 was the result of a decrease in security sales to corporate customers, primarily correspondent banks. The funding levels and loan demand of the correspondent bank customers directly impact this volume. Other income was $11.3 million in 2001 compared to $10.3 million in 2000 and $7.8 million in 1999. Included in 2001 was a $1.7 million gain on the sale of part of the Company's ownership interest in eScout. The increase in 2000 resulted primarily from increased data processing services performed for correspondent bank customers and sale of certain non-earning assets.

Noninterest Expense

Total 2001 noninterest expense increased 4.2% to $367.9 million compared to 2000 expense of $353.2 million and 1999 expense of $312.5 million. Included in 2001 and 2000 expenses were $13.4 million and $21.6 million, respectively in charges related to the operations of eScout LLC (eScout), a partially owned subsidiary of the Company. While the results of eScout's operations impact various non-interest income and expense categories of the Company's consolidated statements of income, under the terms of its limited liability operating document, the net results of operations of this subsidiary are allocated to outside minority investors, and therefore, eliminated through an adjustment to minority interest in loss of consolidated subsidiary. Table 16 shows a comparison of the net operating results of the Company excluding eScout.

Costs associated with staffing are the largest component of non-interest expense as they approximate 54% of total operating costs in 2001. Salaries and employee benefits expense increased 8.0% in 2001 to $198.7 million compared to $184.0 million in 2000 and $166.6 million in 1999. Staffing levels at year-end 2001 increased to 4,222, compared to 3,990 at the end of 2000 and 4,104 at the end of 1999. The increase in staffing costs in 2001 is primarily associated with increased staff due to the company's new acquisitions and increases in medical premiums paid by the company. The decline in staffing levels in 2000 is indicative of the Company's efforts to gain greater efficiencies through automation and centralization of back office functions. The increase in staffing costs in 2001 and 2000, is consistent with the Company's ongoing objective to hire, retain and reward high-quality associates, particularly in strategic and high growth areas of the Company. During 2001, 2000 and 1999, the Company dedicated significant resources to improve its information infrastructure. This spending has included both the upgrades of old legacy systems, as well as investments in new delivery and information systems. Some of the initiatives under way or completed during 2001, 2000 and 1999 include a conversion to a new loan processing system, a conversion to a new network operating system, a conversion to a new teller transaction processing system, a consolidated call center, expanded internet capabilities, an upgrade to the core mainframe computer, a major upgrade of the customer information system, implementation of an integrated financial accounting system, new processing and information systems for trust services and the creation of an enterprise data warehouse. During 1999, the demand for qualified data processing staff increased due to the limited resources available in the marketplace to address the millennium date change, causing the Company's costs in this area to increase. Staffing levels and costs were also affected by the opening of 5 new facilities in 2000, 3 in 1999. These new facilities include mini branches and grocery store branches as well as full service branch facilities. The control of staffing costs, tempered with a view of the long-term strategy of the Company, has been and will continue to be an important goal for the Company. The Company has and intends to take advantage of centralization of the administrative and operational functions when these opportunities arise. At the same time, management will strive to gain efficiencies in its existing products, services and processes.

Occupancy expense increased to $27.7 million in 2001 from $25.4 million in 2000 and $23.3 million in 1999. Equipment expense increased to $50.5 million in 2001 from $47.9 million in 2000 and $37.9 million in 1999. The majority of increases in occupancy and equipment for 2001 can be associated with the new aquisitions. The increases in both 2000 and 1999 occupancy and equipment expense were primarily the result of the expansion efforts noted previously. Purchases of bank premises and equipment totaled $32 million in 2001, $44 million in 2000 and $52 million in 1999.

Expenses for supplies and services were $22.4 million in 2001, compared to $22.7 million in 2000 and $21.7 million in 1999. The decrease in 2001, was mainly due to decrease in telephone charges, especially long distance. The increase in 2000, excluding the impact of eScout, was mainly due to increases in armored truck services resulting from centralization of cash vault functions.

Marketing and business development costs decreased in 2001 to $15.8 million from $20.9 million in 2000 and $16.8 million in 1999. Processing fees increased to $16.8 million in 2001 from $15.3 million in 2000 and $14.1 million in 1999. The increase in 2001 was due to an increase in purchased data processing services. Legal and consulting fees decreased to $7.3 million in 2001 from $8.0 million in 2000 and increased from $5.0 million in 1999. The increases in 2001 and 2000 over 1999, are related to the use of third party contractors to assist with improvements to the Company's infrastructure and improvement of processes. Other operating expenses decreased to $13.9 million in 2001 from $15.0 million in

2000, which was an increase from $13.6 million in 1999. Included in the 2001 expenses was $3.8 million in impairment charges related to the write-off and disposition of certain non-strategic assets, primarily real estate. The primary factor driving the fluctuation in costs was losses from fraud and deposit processing in 2000.

Income Taxes

Income tax expense totaled $25.7 million in 2001 compared to $23.0 million in 2000 and 1999. These expense levels equate to effective tax rates of 28.3%, 26.1% and 26.4% for 2001, 2000 and 1999, respectively. The increase in the effective tax rates for 2001 compared to 2000 and 1999 was primarily the result of a decrease in tax exempt securities. The primary reason for the difference between the Company's effective tax rate and the statuary rate is the effect of nontaxable income, partially offset by nondeductible goodwill amortization.

Financial Condition

Loans

Loans represent the Company's largest source of interest income. At December 31, 2001, loans amounted to $2.8 billion compared to $3.1 billion in 2000. On average, loans totaled $2.9 billion in 2001 compared to $3.0 billion in 2000. Average loan balances decreased in 2001 due to an increasingly competitive loan market and an increased volume of loans paid off. The market for high quality credits that are consistent with the Company's underwriting standards remained very competitive. Falling interest rates also contributed to the reduction in loan volume in 2001. Management anticipates that new loan volume should outpace loan reductions in 2002. Both commercial and consumer loan balances decreased in 2001, after both categories showed increases in 2000. The consumer loan decrease was reflected in decreases in indirect consumer loans, where the Company was unwilling to match the highly competitive rates offered by automobile dealers. Commerical loan balances increased at year-end 2000 due to aggressive efforts of the Company's business development officers to establish new commercial relationships and expand existing ones. Consumer loan totals increased in 2000 due to new marketing campaigns throughout the Company's affiliate bank network.

The Parent Company's Credit Administration Department performs timely reviews of loan quality and underwriting procedures in affiliate banks, which experienced significant increases in consumer loans.

TABLE 5

ANALYSIS OF LOANS BY TYPE (in thousands)

	December 31				
Amount	2001	2000	1999	1998	1997
Commercial	$1,415,801	$1,553,566	$1,472,376	$1,246,979	$1,325,988
Agricultural	40,777	36,799	39,218	44,879	51,392
Leases	7,454	7,677	5,645	4,717	3,991
Real estate – commercial	296,927	268,264	207,533	199,324	231,510
Total business-related	$1,760,959	$1,866,306	$1,724,772	$1,495,899	$1,612,881
Bankcard	$ 168,518	$ 176,875	$ 163,756	$ 163,197	$ 184,726
Other consumer installment	735,586	878,610	817,732	771,568	854,605
Real estate – residential	148,695	152,166	134,890	128,472	133,819
Total consumer-related	$1,052,799	$1,207,651	$1,116,378	$1,063,237	$1,173,150
Total loans	$2,813,758	$3,073,957	$2,841,150	$2,559,136	$2,786,031
Allowance for loan losses	(35,637)	(31,998)	(31,193)	(33,169)	(33,274)
Net loans	$2,778,121	$3,041,959	$2,809,957	$2,525,967	$2,752,757
As a % of total loans					
Commercial	50.3%	50.5%	51.8%	48.7%	47.6%
Agricultural	1.4	1.2	1.4	1.8	1.9
Leases	0.3	0.3	0.2	0.2	0.1
Real estate – commercial	10.6	8.7	7.3	7.8	8.3
Total business-related	62.6%	60.7%	60.7%	58.5%	57.9%
Bankcard	6.0%	5.8%	5.8%	6.4%	6.6%
Other consumer installment	26.1	28.6	28.8	30.1	30.7
Real estate – residential	5.3	4.9	4.7	5.0	4.8
Total consumer-related	37.4%	39.3%	39.3%	41.5%	42.1%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

Included in Table 5 is a five-year breakdown of loans by type. During 2001, the Company upgraded to a new loan accounting system which resulted in greater definition of our portfolio. The greater definition did result in reclassification of loan balances between categories, none of which are deemed material or significant. Business-related loans continue to represent the largest segment of the Company's loan portfolio, comprising approximately 63% of total loans. The focus of the Company and each of its affiliate banks is on small- to medium-sized commercial companies located within their respective trade areas. The Company targets customers that will utilize multiple banking services and products. The Company believes the ownership structure and the continuity of its management and relationship officers are generally viewed by customers as a significant strength of the Company and benefit to the customer. The Company's goal is to differentiate itself from its large super-regional and national competitors through superior service, attention to detail, customer knowledge and responsiveness. The Company's size allows it to meet this goal and at the same time offer the wide range of products most customers need. This strategy has worked especially well during a period of bank consolidation and should continue to be a benefit. The Company has experienced very strong growth in the new markets it entered during the past three years. There has been a demand in these markets for bank services delivered with the customer-driven focus that the Company practices. The Company will continue to expand its efforts to attract customers that understand and seek the advantages of banking with a company headquartered in their market.

Commercial real estate loans have increased to $297 million at December 31, 2001, from $268 million at December 31, 2000 and $208 million at year-end 1999. As a percentage of total loans, commercial real estate loans now comprise 10.6% of total loans, compared to 8.7% at the end of 2000. Generally, these loans are made for working capital or expansion purposes and are primarily secured by real estate with a maximum loan-to-value of 80%. Many of these properties are owner-occupied and have other collateral or guarantees as security.

Bankcard loans have increased as a percentage of total loans. They comprise 6.0% of total loans at year-end 2001 compared to 5.8% at year-end 2000. The volume growth in 2001 was due to increased charge volume from portfolio purchases and marketing efforts of corporate card products. A significant portion of the decrease in bankcard loans in 2000 was caused by a reduction in the private label portion of the portfolio. This type of loan is generally less profitable than traditional bankcard loans and is likely to continue to decrease in volume. The overall growth in the Company's bankcard portfolio has been hampered by increased competition from banking and nonbanking card issuers. This competition frequently lessens its credit standards and offers favorable introductory rates in an effort to obtain transfer balances from other cards. The Company has elected not to seek loan volume in such a manner. The Company's credit and underwriting standards have become stricter as more consumers acquire multiple credit cards with revolving balances.

Loan Quality

The strength of the Company's credit standards is reflected in the credit quality of the loan portfolio. A primary indicator of credit quality and risk management is the level of nonperforming loans. Nonperforming loans include both nonaccrual loans and restructured loans. The Company's nonperforming loans decreased to $7.3 million at December 31, 2001, compared to $11.5 million a year earlier. Approximately 70% of the total nonperforming loan balance at year-end 2000 was represented by a single customer. The level of nonperforming loans at year-end 2001 represents 0.26% of total loans compared to 0.37% in 2000. The Company's nonperforming loans have not exceeded 0.50% of total loans in any of the last six years.

The Company had $6.5 million in other real estate owned as of December 31, 2001 compared to $2.0 million in 2000. The majority of this increase was associated with one foreclosed credit. Loans past due more than 90 days totaled $11.0 million at December 31, 2001 compared to $7.7 million at December 31, 2000. Bankcard loans represented approximately 13% of these past due totals at December 31, 2001.

Key factors of the Company's loan quality program are a sound

TABLE 6
LOAN QUALITY (in thousands)

	December 31				
	2001	2000	1999	1998	1997
Nonaccrual loans	$ 5,375	$10,239	$4,818	$ 9,454	$2,600
Restructured loans	1,904	1,272	1,474	1,292	1,520
Total nonperforming loans	$ 7,279	$11,511	$6,292	$10,746	$4,120
Other real estate owned	6,466	2,038	2,017	728	1,968
Total nonperforming assets	$13,745	$13,549	$8,309	$11,474	$6,088
Nonperforming loans as a % of loans	0.26%	0.37%	0.22%	0.42%	0.15%
Allowance as a multiple of nonperforming loans	4.90x	2.78x	4.96x	3.09x	8.08x
Nonperforming assets as a % of loans plus other real estate owned	0.49%	0.44%	0.29%	0.45%	0.22%
Loans past due 90 days or more	$11,031	$ 7,680	$4,998	$ 7,915	$7,752
As a % of loans	0.39%	0.25%	0.18%	0.31%	0.28%

credit policy combined with periodic and independent credit reviews. All affiliate banks operate under written loan policies. Credit decisions continue to be based on the borrower's cash flow and the value of underlying collateral, as well as other relevant factors. Each bank is responsible for evaluating its loans by using a ranking system. In addition, the Company has an internal loan review staff that operates independently of the affiliate banks. This review team performs periodic examinations of each bank's loans for credit quality, documentation and loan administration. The respective regulatory authority of each affiliate bank also reviews loan portfolios.

Another means of ensuring loan quality is diversification. By keeping its loan portfolio diversified, the Company has avoided problems associated with undue concentrations of loans within particular industries. Commercial real estate loans comprise only 10.6% of total loans, with no history of significant losses. The Company has no significant exposure to highly leveraged transactions and has no foreign credits in its loan portfolio.

A loan is generally placed on nonaccrual status when payments are past due 90 days or more and/or when management has considerable doubt about the borrower's ability to repay on the terms originally contracted. The accrual of interest is discontinued and recorded thereafter only when actually received in cash. At year-end 2001, $269,000 of interest due was not recorded as earned, compared to $171,000 for the prior year.

Certain loans are restructured to provide a reduction or deferral of interest or principal due to deterioration in the financial condition of the respective borrowers. In 2001, there was no reduction or defferal of interest due. Management estimates that approximately $38,000 of additional interest would have been earned in 2000 if these loans had been performing in accordance with their original contracts. In certain instances, the Company continues to accrue interest on loans past due 90 days or more. Though the loan payments are delinquent, collection of interest and principal is expected to resume, and sufficient collateral is believed to exist to protect the Company from significant loss. Consequently, management considers the ultimate collection of these loans to be reasonable and has recorded $157,000 of interest due as earned for 2001. The comparative amount for 2000 was $158,000.

Securities

The Company's security portfolio provides significant liquidity as a result of the composition and average life of the underlying securities. This liquidity can be used to fund loan growth or to offset the outflow of traditional funding sources. In addition to providing a source of potential liquidity, the security portfolio can be used as a tool to manage interest rate sensitivity. The Company's goal in the management of its securities portfolio is to maximize return within the Company's parameters of liquidity goals, interest rate risk and credit risk. Historically, the Company has maintained very high liquidity levels while investing in only high-grade securities. The security portfolio generates the Company's second largest component of interest income. Securities available for sale and held to maturity comprised 60.2% of earning assets as of December 31, 2001, compared to 48.9% at year-end 2000. The increase in 2001 resulted from inflows of funds from growth in deposits and repurchase agreements. Securities totaled $4.5 billion at December 31, 2001, compared to $3.1 billion as of December 31, 2000. Loan demand is expected to be the primary factor impacting changes in the level of security holdings.

Securities available for sale comprised 88% of the Company's securities portfolio at December 31, 2001 compared to 78% at year-end 2000. U.S. Treasury obligations comprised 28% of the available for sale portfolio as of December 31, 2001, compared with 39% one year earlier. U.S. Agency obligations represented an additional 52% of this portfolio at year-end 2001, compared with 47% at year-end 2000. In order to improve the yield of the securities portfolio, the Company periodically will choose to alter the mix of the portfolio, as opposed to significantly lengthening the average life of the portfolio. Securities available for sale had a net unrealized gain of $35.4 million at year-end 2001 compared to $2.8 million the preceding year. These amounts are reflected, on an after-tax basis, in the Company's shareholders' equity as an unrealized gain of $22.5 million at year-end 2001 compared to $1.8 million for 2000.

The securities portfolio achieved an average yield on a tax-equivalent basis of 5.10% for 2001 compared to 6.00% in 2000 and 5.63% in 1999. The yield on the portfolio decreased by 90 basis points in 2001 as a result of the impact of decreases in short-term interest rates. A significant portion of the investment portfolio

TABLE 7

SECURITIES AVAILABLE FOR SALE

(in thousands)

December 31, 2001	Amortized Cost	Fair Value	Yield
U.S. Treasury	$1,096,430	$1,115,637	3.99%
U.S. Agencies	2,038,225	2,051,299	2.68
Mortgage-backed	251,260	254,295	5.72
State and political subdivisions	133,285	133,421	3.41
Commercial paper	415,937	415,937	1.87
Federal Reserve Bank Stock	6,697	6,697	
Equity and other	2,258	2,190	
Total	$3,944,092	$3,979,476	

December 31, 2000	Amortized Cost	Fair Value	Yield
U.S. Treasury	$ 962,213	$ 965,411	5.63%
U.S. Agencies	1,162,495	1,163,074	6.24
Mortgage-backed	186,779	185,848	6.35
State and political subdivisions	1,835	1,809	4.81
Commercial paper	124,241	124,241	6.48
Federal Reserve Bank Stock	6,697	6,697	
Equity and other	2,982	2,916	
Total	$2,447,242	$2,449,996	

must be reinvested each year as a result of its liquidity. The average life of the core securities portfolio was 20 months at December 31, 2001 compared to 22 months at year-end 2000.

Included in Tables 7 and 8 are analyses of the cost, fair value and average yield of securities available for sale and securities held to maturity.

TABLE 8

INVESTMENT SECURITIES (in thousands)

December 31, 2001	Amortized Cost	Fair Value	Yield/ Average Maturity
Due in 1 year or less	$116,641	$117,968	6.45%
Due after 1 year through 5 years	414,834	423,873	6.32
Due after 5 years through 10 years	10,972	11,366	7.25
Total	$542,447	$553,207	2 yr. 4 mo.
December 31, 2000			
Due in 1 year or less	$139,253	$139,144	6.31%
Due after 1 year through 5 years	502,903	502,598	6.33
Due after 5 years through 10 years	53,314	53,477	6.49
Total	$695,470	$695,219	2 yr. 9 mo.

Other Earning Assets

Federal funds transactions essentially are overnight loans between financial institutions, which allow for either the daily investment of excess funds or the daily borrowing of another institution's funds in order to meet short-term liquidity needs. The net sold position at year end 2001 was $32.0 million compared to a net purchased position of $17.6 million at year end 2000. During 2001 the Company was a net seller of federal funds with an average balance of $6.4 million, compared to 2000 when the Company was a net purchaser of federal funds, and this funding source averaged $96.3 million.

The Investment Banking Division of the Company's principal affiliate bank buys and sells federal funds as agent for nonaffiliated banks. Because the transactions are pursuant to agency arrangements, these transactions do not appear on the balance sheet and averaged $965.3 million in 2001 and $611.8 million in 2000.

At December 31, 2001, the Company held securities under agreements to resell of $89.9 million compared to $151.1 million at year-end 2000. The Company uses these instruments as short-term secured investments, in lieu of selling federal funds, or to acquire securities required for a repurchase agreement. These investments averaged $152.0 million in 2001 and $189.0 million in 2000.

The Investment Banking Division also maintains an active securities trading inventory. The average holdings in the securities trading inventory in 2001 were $68.5 million, compared to $72.8 million in 2000, and were recorded at market value.

Deposits and Borrowed Funds

Deposits represent the Company's primary funding source for its asset base. Deposits are gathered from various sources including commercial customers, individual retail consumers and mutual fund and trust customers. Deposits totaled $6.4 billion at December 31, 2001, and $5.9 billion at year-end 2000. Deposits averaged $5.4

TABLE 9

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE (in thousands)

	December 31 2001	December 31 2000
Maturing within 3 months	$222,250	$299,844
After 3 months but within 6	48,522	36,393
After 6 months but within 12	34,972	52,095
After 12 months	25,348	23,743
Total	$331,092	$412,075

billion in 2001 and 2000. The Company has continued to expand, improve and promote its cash management services in order to attract and retain commercial funding customers.

Noninterest-bearing demand deposits averaged $1.8 billion and $1.9 billion during 2001 and 2000, respectively. These deposits represented 32.9% of average deposits in 2001, compared to 35.8% in 2000. The Company's large commercial customer base provides a significant source of noninterest-bearing deposits. Many of these commercial accounts, though they do not earn interest, receive an earnings credit to offset the cost of other services provided by the Company.

Securities sold under agreements to repurchase totaled $1,288.6 million at December 31, 2001, and $882.2 million at year-end 2000. This liability averaged $935.7 million in 2001 and $914.7 million in 2000. Repurchase agreements are transactions involving the exchange of investment funds by the customer, for securities by the Company, under an agreement to repurchase the same or similar issues at an agreed-upon price and date. The Company enters into these transactions with its downstream correspondent banks, commercial customers, and various trust, mutual fund and local government relationships.

The Company's long-term debt includes one senior note issue for $15 million. The senior note represents funds borrowed in 1993 under a medium-term program to fund bank acquisitions. This $15.0 million note had an original maturity of ten years at 7.30%. Also included in long-term debt is the Company's guarantee of a loan incurred in January 1996 by its Employee Stock Ownership Plan. Principal and interest, at 6.10%, are due quarterly over seven

TABLE 10

ANALYSIS OF AVERAGE DEPOSITS (in thousands)

Amount	2001	2000	1999	1998	1997
Noninterest-bearing demand	$1,775,720	$1,922,019	$1,748,926	$1,702,282	$1,576,206
Interest-bearing demand and savings	2,527,556	2,270,562	2,281,458	2,260,240	2,143,869
Time deposits under $100,000	823,385	824,307	860,456	875,480	898,910
Total core deposits	$5,126,661	$5,016,888	$4,890,840	$4,838,002	$4,618,985
Time deposits of $100,000 or more	283,603	347,866	457,501	480,349	310,814
Total deposits	$5,410,264	$5,364,754	$5,348,341	$5,318,351	$4,929,799
As a % of total deposits					
Noninterest-bearing demand	32.9%	35.8%	32.7%	32.0%	32.0%
Interest-bearing demand and savings	46.7	42.3	42.6	42.5	43.5
Time deposits under $100,000	15.2	15.4	16.1	16.5	18.2
Total core deposits	94.8%	93.5%	91.4%	91.0%	93.7%
Time deposits of $100,000 or more	5.2	6.5	8.6	9.0	6.3
Total deposits	100.0%	100.0%	100.0%	100.0%	100.0%

TABLE 11

SHORT-TERM DEBT (in thousands)

	2001		2000	
	Amount	Rate	Amount	Rate
At year-end				
Federal funds purchased	$ —	—%	$ 27,566	6.42%
Repurchase agreements	1,288,638	1.19	882,189	5.82
Other	173,046	1.25	72,184	6.26
Total	$1,461,684	1.20	$ 981,939	5.87%
Average for the year				
Federal funds purchased	$ 37,421	4.47%	$ 136,488	6.22%
Repurchase agreements	935,659	3.26	914,717	5.53
Other	91,502	3.36	43,048	6.44
Total	$1,064,582	3.31%	$1,094,253	5.65%
Maximum month-end balance				
Federal funds purchased	$ 97,112		$ 304,931	
Repurchase agreements	1,288,638		1,355,741	
Other	193,905		161,944	

TABLE 12

RISK-BASED CAPITAL (in thousands)

The table below computes risk-based capital in accordance with current regulatory guidelines. These guidelines as of December 31, 2001, excluded net unrealized gains or losses on securities available for sale from the computation of regulatory capital and the related risk-based capital ratios.

	Risk-Weighted Category				
RISK-WEIGHTED ASSETS	0%	20%	50%	100%	Total
Loans:					
Residential mortgage	$ —	$ 483	$123,609	$ 24,603	$ 148,695
All other	—	126,989	—	2,538,074	2,665,063
Total loans	$ —	$ 127,472	$123,609	$2,562,677	$2,813,758
Securities available for sale:					
U.S. Treasury	$1,096,430	$ —	$ —	$ —	$1,096,430
U.S. agencies and mortgage-backed	728	2,288,757	—	—	2,289,485
State and political subdivisions	—	124,756	8,529	—	133,285
Commercial paper and other	6,697	—	—	418,195	424,892
Total securities available for sale	$1,103,855	$2,413,513	$ 8,529	$ 418,195	$3,944,092
Investment securities	—	507,553	34,894	—	542,447
Trading securities	3,245	79,078	—	805	83,128
Federal funds and resell agreements	—	121,845	—	—	121,845
Cash and due from banks	196,379	585,949	—	—	782,328
All other assets	—	—	—	381,692	381,692
Category totals	$1,303,479	$3,835,410	$167,032	$3,363,369	$8,669,290
Risk-weighted totals	$ —	$ 767,082	$ 83,516	$3,363,369	$4,213,967
Off-balance-sheet items (risk-weighted)	—	707	—	292,869	293,576
Total risk-weighted assets	$ —	$ 767,789	$ 83,516	$3,656,238	$4,507,543

CAPITAL	Tier 1	Tier 2	Total
Shareholders' equity	$ 768,577	$ —	$768,577
Less accumulated other comprehensive income	(22,526)	—	(22,526)
Less premium on purchased banks	(61,827)	—	(61,827)
Allowance for loan losses	—	35,637	35,637
Total capital	$ 684,224	$ 35,637	$719,861
Capital ratios			
Tier 1 capital to risk-weighted assets			15.18%
Total capital to risk-weighted assets			15.97%
Leverage ratio (Tier 1 to total assets less premium on purchased banks)			9.22%

years. The Plan is using Company contributions to service this debt. The Company also has four fixed-rate advances from the Federal Home Loan Bank at rates of 5.84%, 5.89%, 7.13% and 7.61%. These advances, collateralized by Company securities, are used to offset interest rate risk of longer term fixed rate loans.

Capital

The Company places a significant emphasis on the maintenance of a strong capital position, which promotes investor confidence, provides access to funding sources under favorable terms, and enhances the Company's ability to capitalize on business growth and acquisition opportunities. Capital is managed for each subsidiary based upon its respective risks and growth opportunities as well as regulatory requirements.

Total shareholders' equity was $768.6 million at December 31, 2001, compared to $702.9 million one year earlier. The Company guarantees the debt of its ESOP, the proceeds of which were used to acquire shares of the Company's common stock. The shares acquired by the ESOP that have not been allocated to plan participants are included as a reduction to shareholders' equity. During each year, management has the opportunity to repurchase shares of the Company's stock at prices, which, in management's opinion, would enhance overall shareholder value. During 2001 and 2000, the Company acquired 164,722 and 503,906 shares, respectively, of its common stock.

Risk-based capital guidelines established by regulatory agencies establish minimum capital standards based on the level of risk associated with a financial institution's assets. A financial institution's total capital is required to equal at least 8% of risk-weighted assets. At least half of that 8% must consist of Tier 1 core capital, and the remainder may be Tier 2 supplementary capital. The risk-based capital guidelines indicate the specific risk weightings by type of asset. Certain off-balance-sheet items (such as standby letters of credit and binding loan commitments) are multiplied by credit conversion factors to translate them into balance sheet equivalents before assigning them specific risk weightings. Due to the Company's high level of core capital and substantial portion of earning assets invested in government securities, the Tier 1 capital ratio of 15.18% and total capital ratio of 15.97% substantially exceed the regulatory minimums.

Asset/Liability Management

Interest Rate Sensitivity

Due to the nature of the Company's business, some degree of interest rate risk is inherent and appropriate. Management's objective in this area is to limit the level of earnings exposure arising from interest rate movements. Analysis of this risk is related to liquidity due to the impact of maturing assets and liabilities. Many of the Company's financial instruments reprice prior to maturity.

Interest rate sensitivity is measured by gaps, which are the differences between interest-earning assets and interest-bearing liabilities, which reprice or mature within a specific time interval. A positive gap indicates that interest-earning assets exceed interest-bearing liabilities within a given interval. A positive gap position results in increased net interest income when rates increase and the opposite when rates decline.

Management attempts to structure the balance sheet to provide for the repricing of approximately equal amounts of assets and liabilities within specific time intervals. Table 14 is a static gap analysis, which presents the Company's assets and liabilities, based on their repricing or maturity characteristics. This analysis shows that for the 180-day interval, beginning January 1, 2002, the Company is in a positive gap position because assets maturing or repricing during this time exceed liabilities.

In management's opinion, the static gap report tends to overstate the interest rate risk of the Company due to certain factors, which are not measured on a static or snapshot analysis. A static gap analysis assumes that all liabilities reprice based on their contractual term. However, the effect of rate increases on core deposits, approximately 95% of total deposits, historically tend to lag the change in market rates. This lag generally lessens the negative impact of rising interest rates when the Company has more liabilities subject to repricing than assets. In addition, a static analysis ignores the impact of changes in the mix and volume of interest-bearing assets and liabilities. During 2001, the Company's loans decreased as a percentage of total earning assets, and noninterest-bearing demand deposit accounts represented a smaller component of total funding sources. Due to the limitations of a static gap analysis, the Company also monitors and manages interest rate risk through the use of simulation models. These models allow for input of various factors and assumptions, which influence interest rate risk. The Company believes that this method presents a more realistic view of the impact on the Company's earnings resulting from movement in interest rates.

Simulation tools are the primary tools that the Company uses to manage its interest rate risk. The Company does not use off-balance-sheet hedges or swaps to manage this risk except for use of future contracts to offset interest rate risk on specific securities held in the trading portfolio.

The Company's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value (NPV) over a range of instantaneous and sustained interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. These assets and liabilities of the Company are comprised primarily of financial instruments which

TABLE 13
MARKET RISK (in thousands)

	Net Portfolio Value		
Rates in Basis Points (Rate Shock)	Amount	Change	% Change
200	$1,377,930	$160,564	13.19%
100	1,309,866	92,500	7.60
Static	1,217,366	—	—
(100)	1,202,497	(14,869)	(1.22)
(200)	1,188,644	(28,722)	(2.36)

give rise to cash flows. By projecting the timing and amount of future net cash flows, an estimated value of that asset or liability can be determined. Market values of the Company's investment in loans and debt securities fluctuate with movements in market interest rates. Prepayments of principal are generally correlated with interest rates and affect future cash flows. Certain deposits and other borrowings of the Company are also sensitive to interest rate changes. Table 13 sets forth the Company's NPV as of December 31, 2001 Although the NPV measurements provide an indication of the Company's interest rate risk exposure at a particular point-in-time, such measurements are not intended to, and do not provide a precise forecast of the effect of changes in market rates on the Company's net portfolio value and may differ from actual results.

LIQUIDITY

Liquidity represents the Company's ability to meet financial commitments through the maturity and sale of existing assets or availability of additional funds. The primary source of liquidity for the Company is regularly scheduled payments on and maturities of

TABLE 14

INTEREST RATE SENSITIVITY ANALYSIS (in millions)

December 31, 2001	1-90 Days	91-180 Days	181-365 Days	Total	Over 365 Days	Total
EARNING ASSETS						
Loans	$1,597.2	$143.0	$163.6	$1,903.8	$ 910.0	$2,813.8
Securities*	2,216.6	159.1	452.4	2,828.1	1,693.8	4,521.9
Federal funds sold and resell agreements	121.8	0.0	0.0	121.8	0.0	121.8
Other	85.0	0.0	0.0	85.0	0.0	85.0
Total earning assets	$4,020.6	$302.1	$616.0	$4,938.7	$2,603.8	$7,542.5
% of total earning assets	53.3%	4.0%	8.2%	65.5%	34.5%	100.0%
FUNDING SOURCES						
Interest-bearing demand and savings	$1,849.5	0.0	0.0	$1,849.5	$1,237.3	$3,086.8
Time deposits	499.7	239.1	225.1	963.9	237.5	1,201.4
Federal funds purchased and repurchase agreements	1,288.6	0.0	0.0	1,288.6	0.0	1,288.6
Borrowed funds	173.9	0.9	1.8	176.6	23.8	200.4
Noninterest-bearing sources	0.0	0.0	0.0	—	1,765.3	1,765.3
Total funding sources	$3,811.7	$240.0	$226.9	$4,278.6	$3,263.9	$7,542.5
% of total earning assets	50.5%	3.2%	3.0%	56.7%	43.3%	100.0%
Interest sensitivity gap	$ 208.9	$ 62.1	$389.1	$ 660.1	$ (660.1)	
Cumulative gap	208.9	271.0	660.1	660.1	—	
As a % of total earning assets	2.8%	3.6%	8.8%	8.8%	—	
Ratio of earning assets to funding sources	1.05	1.26	2.71	1.15	0.80	
Cumulative ratio – 2001	1.05	1.07	1.15	1.15	1.00	
– 2000	1.02	1.09	1.22	1.22	1.00	
– 1999	0.82	0.87	0.97	0.97	1.00	

*Includes securities available for sale based on scheduled maturity dates.

assets which include $4.0 billion of high-quality securities available for sale. The liquidity of the Company and its affiliate banks is also enhanced by its activity in the federal funds market and by its core deposits. Neither the Parent Company, nor its subsidiaries are active in the debt market. The traditional funding source for the Company's subsidiary banks has been core deposits. The Parent Company has not issued any debt since 1993 when $25 million of medium-term notes were issued to fund bank acquisitions. These notes are rated A3 by Moody's Investor Service and A- by Standard & Poors. Based upon regular contact with investment banking firms, management is confident in its ability to raise debt or equity capital on favorable terms, should the need arise.

The Parent Company's cash requirements consist primarily of dividends to shareholders, debt service and treasury stock purchases. Management fees and dividends received from subsidiary banks traditionally have been sufficient to satisfy these requirements and are expected to be in the future. The Company's subsidiary's banks are subject to various rules, depending on their location and primary regulator, regarding payment of dividends to the Parent Company. For the most part, all banks can pay dividends at least equal to their current year's earnings without seeking prior regulatory approval. From time to time, approvals have been requested to allow a subsidiary bank to pay a dividend in excess of its current earnings. All such requests have been approved.

eScout LLC

During the first quarter of 2000, the Company's lead bank formed a subsidiary under the name of eScout.com LLC whose name was subsequently changed to eScout LLC (eScout), minority interests in which were acquired by several outside investors. Prior to its formation, the start-up and initial operating costs of eScout were funded by the Company's lead bank. These direct costs did not materially impact the overall results of operations of the Company. The function of eScout is to serve as an electronic commerce network for UMB customers, correspondent banks and their customers, and other businesses. Through May 2001 the Company's net interest income, non-interest income and expense include the results of eScout. Due to the terms of the LLC agreement, the net results of operations of this subsidiary are eliminated through minority interest in loss of consolidated subsidiary. On May 18, 2001, the company reduced its ownership position in eScout, and the results of eScout are no longer included in the consolidated results of the Company. The Company recorded a gain of $1.7 million in 2001 on the sale of part of its ownership interest in eScout. Table 16 presents the consolidated statements of income for the Company, excluding the results of operations for eScout, for the three years ending December 31, 2001.

TABLE 15

RATE SENSITIVITY AND MATURITY OF LOANS (in thousands)

The following table presents the rate sensitivity of certain loans maturing after 2002, compared with the total loan portfolio as of December 31, 2001. Of the $1,236,879 of loans due after 2002, $856,075 are to individuals for the purchase of residential dwellings and other consumer goods. The remaining $380,804 is for all other purposes and reflects maturities of $343,717 in 2003 through 2006 and $37,087 after 2006.

December 31, 2001		
Loans due 2002:		
Residential homes and consumer goods	$ 197,940	
All other	1,378,939	
Total		$1,576,879
Loans due after 2002:		
Variable interest rate	$ 188,380	
Fixed interest rate	1,048,499	
Total		$1,236,879
Allowance for loan losses		(35,637)
Net loans		$2,778,121

TABLE 16

COMPARATIVE RESULTS OF OPERATIONS EXCLUDING ESCOUT LLC

(in thousands)

	Year Ended December 31, 2001	2000	1999
Noninterest expense	$ 354,462	$ 331,673	$ 312,476
Income before income taxes	$ 90,934	$ 88,107	$ 87,052
Income tax provision	25,704	22,996	22,975
Net income	$ 65,230	$ 65,111	$ 64,077

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgements, including those related to customers and suppliers, allowance for loan losses, bad debts, investments, financing operations, long-lived assets and contingencies and litigation. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which have formed the basis for making such judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates under different assumptions or conditions.

Of the issues that are of a subjective nature, management believes that the only items for a critical accounting policy would be the allowance for loan losses and the evaluation of impairment testing of long-lived assets including goodwill and other intangibles. The allowance for loan loss represents management's judgement of the losses inherent in the Company's loan portfolio. The adequacy is reviewed quarterly, considering such items as historical trends, a review of individual loans, current and projected economic conditions, loan growth and characteristics, industry or segment concentration, and other factors. Bank regulatory agencies require that the adequacy of the allowance for loan losses be maintained on a bank-by-bank basis, however the Company uses a centralized credit administration function, which provides information on affiliate bank risk levels, delinquencies, an internal ranking system and bank risk levels. Long-lived assets, including goodwill, other intangible assets and premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or group of assets may not be recoverable.

TABLE 17

SUMMARY OF OPERATING RESULTS BY QUARTER (in thousands except per share data)

(unaudited)	Three Months Ended			
2001	March 31	June 30	Sept. 30	Dec. 31
Interest income	$107,945	$ 98,976	$ 94,308	$ 83,610
Interest expense	47,584	38,455	34,474	24,626
Net interest income	$ 60,361	$ 60,521	$ 59,834	$ 58,984
Provision for loan losses	2,963	5,011	2,989	3,782
Noninterest income	51,814	56,627	57,159	56,468
Noninterest expense	92,501	92,380	89,899	93,109
Minority interest in loss of consolidated sub	8,053	3,747	—	—
Income tax provision	7,046	6,796	7,239	4,623
Net income	17,718	16,708	16,866	13,938

2000	March 31	June 30	Sept. 30	Dec. 31
Interest income	$110,244	$106,309	$107,864	$106,368
Interest expense	52,239	48,483	49,004	46,651
Net interest income	$ 58,005	$ 57,826	$ 58,860	$ 59,717
Provision for loan losses	1,905	2,131	2,513	2,652
Noninterest income	48,412	50,008	49,318	48,969
Noninterest expense	83,405	86,977	90,086	92,776
Minority interest in loss of consolidated sub	941	4,053	6,520	7,923
Income tax provision	5,504	6,121	5,769	5,602
Net income	$ 16,544	$ 16,658	$ 16,330	$ 15,579

Per Share	Three Months Ended			
2001	March 31	June 30	Sept. 30	Dec. 31
Net income – basic	$ 0.80	$ 0.75	$ 0.77	$ 0.63
Net income – diluted	0.80	0.75	0.77	0.63
Dividend	0.19	0.19	0.19	0.19
Book value	32.85	33.50	34.52	34.73
Market price:				
High	37.50	40.95	43.52	42.75
Low	32.86	33.38	33.75	37.38
Close	36.19	40.95	39.52	40.00

Per Share 2000	March 31	June 30	Sept. 30	Dec. 31
Net income – basic	$ 0.74	$ 0.74	$ 0.73	$ 0.70
Net income – diluted	0.74	0.74	0.73	0.70
Dividend	0.19	0.19	0.19	0.19
Book value	29.36	29.94	30.82	31.58
Market price:				
High	35.30	37.14	35.77	36.19
Low	29.58	31.25	32.38	31.31
Close	35.00	31.25	35.48	35.60

CONSOLIDATED BALANCE SHEETS (in thousands)

	December 31	
ASSETS	2001	2000
Loans:		
Commercial, financial and agricultural	$1,448,309	$1,590,365
Consumer	912,373	1,055,485
Real estate	445,622	420,430
Leases	7,454	7,677
Allowance for loan losses	(35,637)	(31,998)
Net loans	$2,778,121	$3,041,959
Securities available for sale:		
U.S. Treasury and agencies	$1,891,590	$1,270,557
U.S. Treasury and agencies pledged to creditors	1,275,346	857,928
State and political subdivisions	133,421	1,809
Mortgage-backed	254,295	185,848
Commercial paper and other	424,824	133,854
Total securities available for sale	$3,979,476	$2,449,996
Investment securities: State and political subdivisions (market value of $553,207 and $695,219, respectively)	542,447	695,470
Federal funds sold	31,993	10,000
Securities purchased under agreements to resell	89,852	151,076
Trading securities and other	84,962	80,664
Total earning assets	$7,506,851	$6,429,165
Cash and due from banks	790,672	975,324
Bank premises and equipment, net	240,656	250,700
Accrued income	60,661	71,642
Goodwill and other intangible assets	61,827	43,550
Other assets	70,265	96,502
Total assets	$8,730,932	$7,866,883
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$2,087,314	$2,179,776
Interest-bearing demand and savings	3,086,825	2,551,326
Time deposits under $100,000	870,280	792,027
Time deposits of $100,000 or more	331,092	412,075
Total deposits	$6,375,511	$5,935,204
Federal funds purchased	—	27,566
Securities sold under agreements to repurchase	1,288,638	882,189
Short-term debt	173,046	72,184
Long-term debt	27,388	27,041
Accrued expenses and taxes	55,710	50,981
Other liabilities	42,062	168,784
Total liabilities	$7,962,355	$7,163,949
Common stock, $1.00 par, Authorized 33,000,000 shares 27,528,365 and 26,472,039 shares issued, respectively	$ 27,528	$ 26,472
Capital surplus	726,347	683,220
Retained earnings	200,780	196,705
Accumulated other comprehensive income	22,526	1,776
Treasury stock, 5,326,917 and 5,188,807 shares, at cost, respectively	(206,113)	(200,248)
Unearned ESOP shares	(2,491)	(4,991)
Total shareholders' equity	$ 768,577	$ 702,934
Total liabilities and shareholders' equity	$8,730,932	$7,866,883

See Notes to Financial Statements, pages 35-50.

CONSOLIDATED STATEMENTS OF INCOME (in thousands except share and per share data)

	Year Ended December 31		
INTEREST INCOME	2001	2000	1999
Loans	$225,879	$255,581	$212,054
Securities			
Securities available for sale – Taxable interest	$119,170	$123,873	$154,512
Securities available for sale –Tax-exempt interest	2,025	50	—
Investment securities – Taxable interest	395	551	763
Investment securities – Tax-exempt interest	26,194	31,036	30,451
Total securities income	$147,784	$155,510	$185,726
Federal funds and resell agreements	7,583	15,193	6,029
Trading securities and other	3,593	4,501	3,579
Total interest income	$384,839	$430,785	$407,388
INTEREST EXPENSE			
Deposits	$107,928	$132,555	$122,876
Federal funds and repurchase agreements	32,179	59,048	57,493
Short-term debt	3,075	2,734	175
Long-term debt	1,957	2,040	2,779
Total interest expense	$145,139	$196,377	$183,323
Net interest income	$239,700	$234,408	$224,065
Provision for loan losses	14,745	9,201	8,659
Net interest income after provision for loan losses	$224,955	$225,207	$215,406
NONINTEREST INCOME			
Trust fees	$ 55,137	$ 56,328	$ 54,045
Securities processing	30,203	17,864	13,288
Trading and investment banking	22,323	19,315	20,686
Service charges on deposit accounts	53,495	49,340	46,210
Other service charges and fees	29,593	28,494	28,852
Bankcard fees	18,099	15,090	12,697
Gains on sales of securities available for sale, net	1,875	11	547
Other	11,343	10,265	7,797
Total noninterest income	$222,068	$196,707	$184,122
NONINTEREST EXPENSE			
Salaries and employee benefits	$198,695	$184,004	$166,582
Occupancy, net	27,658	25,391	23,325
Equipment	50,484	47,883	37,916
Bankcard processing	7,433	6,915	6,429
Supplies and services	22,357	22,671	21,677
Marketing and business development	15,794	20,940	16,785
Processing fees	16,812	15,327	14,077
Legal and consulting	7,265	7,999	4,955
Amortization of goodwill and other intangibles assets	7,453	7,160	7,101
Other	13,938	14,954	13,629
Total noninterest expense	$367,889	$353,244	$312,476
Minority interest in loss of consolidated subsidiary	$ 11,800	$ 19,437	—
Income before income taxes	$ 90,934	$ 88,107	$ 87,052
Income tax expense	25,704	22,996	22,975
Net income	$ 65,230	$ 65,111	$ 64,077
Net income per share – basic	$ 2.95	$ 2.91	$ 2.80
Net income per share – diluted	2.95	2.91	2.80
Weighted average shares outstanding	22,145,787	22,335,109	22,882,717

See Notes to Financial Statements, pages 35-50.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year Ended December 31		
OPERATING ACTIVITIES	2001	2000	1999
Net income	$ 65,230	$ 65,111	$ 64,077
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	14,745	9,201	8,659
Depreciation and amortization	38,665	39,186	28,441
Impairment charge for premises and equipment	3,800	—	—
Minority interest in net loss of consolidated subsidiary	(11,800)	(19,437)	—
Provision for deferred income taxes	(1,774)	(836)	5,614
Net increase in trading securities	(4,298)	(3,590)	(43,019)
Gains on sales of securities available for sale, net	(1,875)	(11)	(547)
Gains on sales of disposition of interest in subsidiary	(1,699)	—	—
Earned ESOP shares	2,500	2,500	2,501
Amortization of securities premium, net of discount accretion	(11,752)	(1,542)	(26,987)
Changes in:			
Accrued income	11,904	2,719	(3,976)
Accrued expenses and taxes	(4,254)	15,317	(15,325)
Other, net	(14,578)	(1,931)	(4,077)
Net cash provided by operating activities	$ 84,814	$ 106,687	$ 15,361
INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale	$ 102,488	$ 45,557	$ 364,950
Proceeds from maturities of investment securities	151,189	99,594	95,435
Proceeds from maturities of securities available for sale	26,938,184	8,169,087	9,358,069
Purchases of investment securities	(975)	(50,215)	(144,632)
Purchases of securities available for sale	(28,549,061)	(7,486,885)	(9,822,172)
Net change in loans	249,093	(241,203)	(258,723)
Net change in federal funds sold and resell agreements	37,200	(28,412)	(64,400)
Purchase of financial organizations, net of cash received	(26,015)	—	(498)
Investment capital contributed to consolidated subsidiary	—	57,536	—
Deconsolidation of subsidiary	(390)	—	—
Net change in unsettled security transactions	(39,129)	50,021	4,394
Purchases of bank premises and equipment	(32,003)	(43,591)	(52,207)
Proceeds from sales of bank premises and equipment	533	338	101
Net cash provided by (used) in investing activities	$(1,168,886)	$ 571,827	$(519,683)
FINANCING ACTIVITIES			
Net increase in demand and savings deposits	$ 443,037	$ 236,964	$ 46,764
Net decrease in time deposits	(2,730)	(225,695)	(65,642)
Net change in federal funds purchased and repurchase agreements	378,883	(507,608)	495,144
Net change in short-term debt	102,720	72,184	(31)
Proceeds from issuance of long-term debt	3,700	2,615	3,900
Repayments of long-term debt	(3,353)	(13,478)	(5,649)
Cash dividends	(17,000)	(17,134)	(16,035)
Purchases of treasury stock	(6,624)	(17,457)	(39,006)
Excercise of stock options	787	311	453
Net cash provided by (used in) financing activities	$ 899,420	$(469,298)	$ 419,898
Increase (decrease) in cash and due from banks	$ (184,652)	$ 209,216	$ (84,424)
Cash and due from banks at beginning of year	975,324	766,108	850,532
Cash and due from banks at end of year	$ 790,672	$ 975,324	$ 766,108
Supplemental disclosures:			
Income taxes paid	$ 29,629	$ 20,563	$ 30,298
Total interest paid	150,673	197,096	228,323

Note: Certain noncash transactions regarding the application of SFAS No. 115, guaranteed ESOP debt transactions and common stock issued for acquisitions and stock dividends are disclosed in the accompanying financial statements and notes to financial statements.

See Notes to Financial Statements, pages 35-50.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands except per share data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unearned ESOP	Total
Balance – January 1, 1999	$24,490	$608,934	$175,005	$ 13,693	$(149,363)	$(9,992)	$662,767
Comprehensive Income:							
Net income	—	—	64,077	—	—	—	64,077
Other comprehensive income – change in unrealized gains (losses) on securities of $42,031 net of tax benefit of $(15,163), and net of reclassification adjustment for gains included in net income of $339	—	—	—	(26,529)	—	—	(26,529)
Total comprehensive income							37,548
Cash dividends ($0.70 per share)	—	—	(16,035)	—	—	—	(16,035)
Stock dividend (10%)	1,982	72,337	(74,319)	—	—	—	—
Earned ESOP shares	—	—	—	—	—	2,501	2,501
Acquisition – Charter National Bank	—	2,207	—	—	4,556	—	6,763
Purchase of treasury stock	—	—	—	—	(39,006)	—	(39,006)
Exercise of stock options	—	(68)	—	—	521	—	453
Balance – December 31, 1999	$26,472	$683,410	$148,728	$(12,836)	$(183,292)	$(7,491)	$654,991
Comprehensive Income:							
Net income	—	—	65,111	—	—	—	65,111
Other comprehensive income – change in unrealized gains (losses) on securities of $23,272 net of taxes of $8,653, and net of reclassification adjustment for gains included in net income of $7	—	—	—	14,612	—	—	14,612
Total comprehensive income							79,723
Cash dividends ($0.76 per share)	—	—	(17,134)	—	—	—	(17,134)
Earned ESOP shares	—	—	—	—	—	2,500	2,500
Purchase of treasury stock	—	—	—	—	(17,457)	—	(17,457)
Exercise of stock options	—	(190)	—	—	501	—	311
Balance – December 31, 2000	$26,472	$683,220	$196,705	$ 1,776	$(200,248)	$(4,991)	$702,934
Comprehensive Income:							
Net income	—	—	65,230	—	—	—	65,230
Other comprehensive income – change in unrealized gains (losses) on securities of $33,794 net of taxes of $11,825, and net of reclassification adjustment for gains included in net income of $1,219	—	—	—	20,750	—	—	20,750
Total comprehensive income							85,980
Cash dividends ($0.76 per share)	—	—	(17,000)	—	—	—	(17,000)
Stock dividend (5%)	1,056	43,099	(44,155)	—	—	—	—
Earned ESOP shares	—	—	—	—	—	2,500	2,500
Purchase of treasury stock	—	—	—	—	(6,624)	—	(6,624)
Exercise of stock options	—	28	—	—	759	—	787
Balance – December 31, 2001	$27,528	$726,347	$200,780	$ 22,526	$(206,113)	$(2,491)	$768,577

See Notes to Financial Statements, pages 35-50.

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF ACCOUNTING POLICIES

UMB Financial Corporation is a multi-bank holding company which offers a wide range of banking services to its customers through its branches and offices in the states of Missouri, Kansas, Colorado, Illinois, Oklahoma and Nebraska. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also impact reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a summary of the more significant accounting policies to assist the reader in understanding the financial presentation.

CONSOLIDATION All subsidiaries are included in the consolidated financial statements. Intercompany accounts and transactions have been eliminated. The consolidated statements of income for the period from January 1, 2001 to May 18, 2001 and for the year ended December 31, 2000 includes the results of eScout LLC a partially-owned subsidiary of the Company. According to the terms of eScout's operating agreement, operating losses have been allocated to the outside minority investors. As a result, these losses have been eliminated through minority interest in loss of consolidated subsidiary. On May 18, 2001, the Company sold a portion of its ownership of eScout, reducing its ownership interest. As a result, the Company's investment in eScout is being accounted for using the equity method from that time.

REVENUE RECOGNITION Interest on loans and securities is recognized based on rate times the principal amount outstanding. Interest accrual is discontinued when, in the opinion of management, the likelihood of collection becomes doubtful. Annual bankcard fees are recognized on a straight-line basis over the period that cardholders may use the card. Other noninterest income is recognized as services are performed or revenue-generating transactions are executed.

LOANS Affiliate banks enter into lease financing transactions that are generally recorded under the financing method of accounting. Income is recognized on a basis that results in an approximately level rate of return over the life of the lease.

A loan is considered to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation allowance equal to the carrying amount of the loan in excess of the present value of the estimated future cash flows discounted at the loan's effective rate, based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Real estate and consumer loans are collectively evaluated for impairment. Commercial loans are evaluated for impairment on a loan-by-loan basis.

The adequacy of the allowance for loan losses is based on management's continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including actual loan loss experience, current and anticipated economic conditions, detailed analysis of individual loans for which full collectibility may not be assured and determination of the existence and realizable value of the collateral and guarantees securing such loans. The actual losses, notwithstanding such considerations, however, could differ significantly from the amounts estimated by management.

SECURITIES AVAILABLE FOR SALE Debt securities available for sale include principally U.S. Treasury and agency securities and mortgage-backed securities. Securities classified as available for sale are measured at fair value. Unrealized holding gains and losses are excluded from earnings and reported in accumulated other comprehensive income until realized. Realized gains and losses on sales are computed by the specific identification method at the time of disposition and are shown separately as a component of noninterest income.

INVESTMENT SECURITIES Investment securities are carried at amortized historical cost based on management's intention, and the Company's ability, to hold them to maturity. The Company classifies most securities of state and political subdivisions as investment securities. Certain significant unforeseeable changes in circumstances may cause a change in the intent to hold these securities to maturity. For example, such changes may include a deterioration in the issuer's credit-worthiness that is expected to continue or a change in tax law that eliminates the tax-exempt status of interest on the security.

TRADING SECURITIES Trading securities, generally acquired for subsequent sale to customers, are carried at market value. Market adjustments, fees and gains or losses on the sale of trading securities are considered to be a normal part of operations and are included in trading and investment banking income. Interest income on trading securities is included in income from earning assets.

GOODWILL AND OTHER INTANGIBLES Goodwill and other intangibles prior to 1982 are being amortized ratably over 40 years. Premiums on purchases in 1982 and after are being amortized ratably over 15-20 years. Core deposit intangible assets are being amortized ratably over 10 years.

BANK PREMISES AND EQUIPMENT Bank premises and equipment are stated at cost less accumulated depreciation, which is computed primarily on accelerated methods. Bank premises are depreciated over 20 to 40 year lives, while equipment is depreciated over lives of 3 to 20 years.

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets, including goodwill and other intangible assets and premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes a comparison of future cash flows expected to be generated by the asset or group of assets with their associated carrying value. If the carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying value exceeds its fair value.

TAXES The Company recognizes certain income and

expenses in different time periods for financial reporting and income tax purposes. The provision for deferred income taxes is based on the liability method and represents the change in the deferred income tax accounts during the year, including the effect of enacted tax rate changes.

SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PER SHARE DATA Basic income per share is computed based on the weighted average number of shares of common stock outstanding during each period. Diluted income per share includes the dilutive effect of issuable stock options outstanding during each year. All share and per share data have been restated for the 5% stock dividend declared October 18, 2001.

RECLASSIFICATIONS Certain reclassifications were made to the 2000 and 1999 consolidated financial statements to conform to the current year presentation.

ACCOUNTING FOR STOCK-BASED COMPENSATION Stock-based compensation is recognized using the intrinsic value method for disclosure purposes. Pro forma net income and earnings per share are disclosed as if the fair value method had been applied.

NEW ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS In June, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and No.138. This Statement, as amended requires entities to recognize all derivatives as either assets or liabilities in its financial statements and to measure such instruments at their fair value. The Statements were effective for the Company's consolidated financial statements after January 1, 2001. The Company has adopted the Statements and they did not have a significant impact on the consolidated financial statements upon adoption.

ACCOUNTING FOR FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Certain provisions of SFAS No. 140 relating to pledged collateral, securitized financial assets and retained interest in securitized financial assets were effective for the Company's consolidated financial statements as of December 31, 2000. The remainder of the Statement was effective for transactions occurring after March 31, 2001. The Company has adopted this Statement and it did not have a material impact on its financial statements.

ACCOUNTING FOR BUSINESS COMBINATIONS AND INTANGIBLE ASSETS In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. Business combinations consummated subsequent to June 30, 2001 are to be accounted for under the provisions of the new statement. Statement No. 142, which is effective for the Company on January 1, 2002, requires, among other things, the discontinuance of goodwill amortization. In addition, the Statement includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and identification of reporting units for the purpose of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of the adoption. Effective January 1, 2002 the Company has discontinued the amortization of goodwill. The related goodwill amortization expense was $5,627,000, $5,624,000 and $4,437,000 for the years ended 2001, 2000 and 1999, respectively. Management has evaluated goodwill for impairment and does not expect to record an impairment charge on the Company's consolidated financial statements.

OTHER PRONOUNCEMENTS The FASB also recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These Statements are effective on January 1, 2003 and January 1, 2002 respectively. Implementation of these Statements are not expected to have a material effect on the Company's consolidated financial statements.

ALLOWANCE FOR LOAN LOSSES

The table below provides an analysis of the allowance for loan losses for the three years ended December 31, 2001 (in thousands):

	Year Ended December 31		
	2001	2000	1999
Allowance – beginning of year	$ 31,998	$ 31,193	$ 33,169
Allowances of acquired banks	—	—	710
Additions (deductions):			
Charge-offs	$(16,760)	$(11,933)	$(14,514)
Recoveries	5,654	3,537	3,169
Net charge-offs	$(11,106)	$ (8,396)	$(11,345)
Provision charged to expense	14,745	9,201	8,659
Allowance – end of year	$ 35,637	$ 31,998	$ 31,193

The amount of loans considered to be impaired under SFAS No. 114 was $3,891,000 at December 31, 2001 and $10,676,000 at December 31, 2000. All of the loans were on a nonaccrual basis or had been restructured. Included in the impaired loans, at December 31, 2001 was $1,426,000 of loans for which the related allowance was $883,000. The remaining $2,465,000 of impaired loans did not have an allowance for loan losses as a result of write-downs and supporting collateral value. At December 31, 2000 there was $1,602,000 of impaired loans with a related allowance of $829,000, and $9,074,000 of impaired loans which did not have an allowance. The average recorded investment in impaired loans was approximately $7,474,000 during the year ended December 31, 2001 and $7,671,000 during the year ended December 31, 2000. The Company had no material amount recorded as interest income on impaired loans for all years presented.

SECURITIES AVAILABLE FOR SALE

The table below provides detailed information for securities available for sale at December 31, 2001 and 2000 (in thousands):

2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury	$1,096,430	$20,378	$(1,171)	$1,115,637
U.S. Agencies	2,038,225	13,822	(748)	2,051,299
Mortgage-backed	251,260	3,470	(435)	254,295
State and political subdivisions	133,285	675	(539)	133,421
Commercial paper	415,937	—	—	415,937
Federal Reserve Bank stock	6,697	—	—	6,697
Equity and other	2,258	—	(68)	2,190
Total	$3,944,092	$38,345	$(2,961)	$3,979,476
2000				
U.S. Treasury	$ 962,213	$ 4,407	$(1,209)	$ 965,411
U.S. Agencies	1,162,495	2,698	(2,119)	1,163,074
Mortgage-backed	186,779	624	(1,555)	185,848
State and political subdivisions	1,835	2	(28)	1,809
Commercial paper	124,241	—	—	124,241
Federal Reserve Bank stock	6,697	—	—	6,697
Equity and other	2,982	21	(87)	2,916
Total	$2,447,242	$ 7,752	$(4,998)	$2,449,996

SECURITIES AVAILABLE FOR SALE (CONTINUED)

The following table presents contractual maturity information for securities available for sale at December 31, 2001. Securities may be disposed of before contractual maturities due to sales by the Company or because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$2,199,543	$2,206,803
Due after 1 year through 5 years	1,044,580	1,068,964
Due after 5 years through 10 years	23,223	23,987
Due after 10 years	594	603
Total	$3,267,940	$3,300,357
Mortgage-backed securities	251,260	254,295
Commercial paper	415,937	415,937
Equity securities and other	8,955	8,887
Total securities available for sale	$3,944,092	$3,979,476

Securities available for sale with a market value of $2,983,589,000 at December 31, 2001, and $2,159,110,000 at December 31, 2000, were pledged to secure U.S. Government deposits, other public deposits and certain trust deposits as required by law.

During 2001, proceeds from the sales of securities available for sale were $102,488,000 compared to $45,557,000 for 2000. Securities transactions resulted in gross realized gains of $1,876,000 for 2001, $12,000 for 2000 and $598,000 for 1999. The gross realized losses were $1,000 for 2001, $1,000 for 2000 and $51,000 for 1999.

The net unrealized gains on trading securities at December 31, 2001 and 2000, were $134,500 and $170,100, respectively, and were included in trading and investment banking income.

INVESTMENT SECURITIES

The table below provides detailed information for investment securities at December 31, 2001 and 2000 (in thousands):

	December 31			
2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
State and political subdivisions	$542,447	$10,905	$ (145)	$553,207
2000				
State and political subdivisions	$695,470	$ 2,823	$(3,074)	$695,219

The following table presents contractual maturity information for investment securities at December 31, 2001. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$116,641	$117,968
Due after 1 year through 5 years	414,834	423,873
Due after 5 years through 10 years	10,972	11,366
Total investment securities	$542,447	$553,207

There were no sales of investment securities during 2001, 2000 or 1999.

Investment securities and some municipals available for sale with a market value of $636,867,000 at December 31, 2001, and $636,673,000 at December 31, 2000, were pledged to secure U.S. Government deposits, other public deposits and certain trust deposits as required by law.

Securities Purchased Under Agreements to Resell

The Company regularly enters into agreements for the purchase of securities with simultaneous agreements to resell ("resell agreements"). The agreements permit the Company to sell or repledge these securities. Resell agreements were $89,852,000 and $151,076,000 at December 31, 2001 and 2000, respectively. Of those balances, $15,928,000 and $32,895,000 were resold under repurchase agreements.

Loans to Officers and Directors

Certain Company and principal affiliate bank executive officers and directors, including companies in which those persons are principal holders of equity securities or are general partners, borrow in the normal course of business from affiliate banks of the Company. All such loans have been made on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In addition, all such loans are current as to repayment terms. For the years 2001 and 2000, an analysis of activity with respect to such aggregate loans to related parties appears below (in thousands):

	Year Ended December 31	
	2001	2000
Balance – beginning of year	$ 183,507	$ 134,030
New loans	1,160,556	1,427,465
Repayments	(1,169,671)	(1,377,988)
Balance – end of year	$ 174,392	$ 183,507

Bank Premises and Equipment

Bank premises and equipment consisted of the following (in thousands):

	December 31	
	2001	2000
Land	$ 42,341	$ 42,632
Buildings and leasehold improvements	229,055	223,880
Equipment	240,629	235,532
	$ 512,025	$ 502,044
Accumulated depreciation	(271,369)	(251,344)
Bank premises and equipment, net	$ 240,656	$ 250,700

Included in the results for 2001 was a year-end charge of approximately $3.8 million related to the write-off and disposition of certain non-strategic assets, primarily real estate. The Company is in the final stages of consolidating and improving its downtown campus, which will result in better operating workflow and reduced costs.

Consolidated rental and operating lease expenses were $5,444,000 in 2001, $4,449,000 in 2000 and $4,294,000 in 1999. Consolidated bank premises and equipment depreciation and amortization expenses were $31,212,000 in 2001, $32,026,000 in 2000 and $21,340,000 in 1999. Minimum rental commitments as of December 31, 2001 for all noncancelable operating leases are: 2002 – $4,936,000; 2003 – $4,596,000; 2004 – $3,668,000; 2005 – $3,691,000; 2006 – $3,547,000; and thereafter – $33,675,000.

Borrowed Funds

The components of the Company's short-term and long-term debt are as follows (in thousands):

	December 31 2001	December 31 2000
Short-term debt		
U.S. Treasury demand notes and other	$173,046	$ 72,184
Long-term debt		
7.30% senior notes due 2003	$ 15,000	$ 15,000
8.00% note maturing serially through 2001	—	129
ESOP debt guarantee	3,002	5,761
Federal Home Loan Bank 5.89% due 2014	3,476	3,645
Federal Home Loan Bank 5.84% due 2009	3,568	—
Federal Home Loan Bank 7.13% due 2010	1,526	1,657
Federal Home Loan Bank 7.61% due 2015	816	849
Total long-term debt	$ 27,388	$ 27,041
Total borrowed funds	$200,434	$ 99,225

Aggregate annual repayments of long-term debt at December 31, 2001 are as follows (in thousands):

2002	$ 3,517
2003	15,573
2004	602
2005	645
2006	690
Thereafter	6,361
Total	$ 27,388

Long-term debt represents direct, unsecured obligations of the parent company, secured obligations of affiliate banks and a guarantee by the Company of debt of the Company's ESOP plan. The senior note due in 2003 cannot be redeemed prior to stated maturity. The ESOP installment note, secured by shares of the Company's stock, bears interest at a rate of 6.10% and requires quarterly principal and interest payments of $763,000 through December 31, 2002. All of the Federal Home Loan Bank notes are secured by investment securities of the Company. The 5.89%, 5.84%, 7.13% and 7.61% Federal Home Loan Bank notes require monthly principal and interest payments.

The Company enters into sales of securities with simultaneous agreements to repurchase ("repurchase agreements"). The amounts received under these agreements represent short-term borrowings and are reflected as a separate item in the consolidated balance sheets. The amount outstanding at December 31, 2001, was $1,288,638,000 (with accrued interest payable of $337,000). Of that amount, $15,610,000 represented sales of securities in which the securities were obtained under reverse repurchase agreements ("resell agreements"). The remainder of $1,273,028,000 represented sales of U.S. Treasury and agency securities obtained from the Company's securities portfolio. The amount outstanding at December 31, 2000, was $882,189,000 (with accrued interest payable of $276,643) of that amount $32,235,000 represented sales of securities under resell agreements. The carrying amounts and market values of the securities and the related repurchase liabilities and weighted average interest rates of the repurchase liabilities (grouped by maturity of the repurchase agreements) were as follows as of December 31, 2001 (in thousands):

Maturity of the Repurchase Liabilities	Securities Market Value	Repurchase Liabilities	Weighted Average Interest Rate
On demand	$ 964,782	$ 968,471	1.23%
2 to 30 days	306,487	300,449	1.04
31 to 90 days	3,777	3,801	3.68
Over 90 days	300	307	3.75
Total	$1,275,346	$1,273,028	1.19%

Regulatory Requirements

Payment of dividends by the affiliate banks to the parent company is subject to various regulatory restrictions. For national banks the governing regulatory agency must approve the declaration of any dividends generally in excess of the sum of net income for that year and retained net income for the preceding two years. The state bank in Missouri is subject to state laws permitting dividends to be declared from retained earnings, provided certain specified capital requirements are met. At December 31, 2001, approximately $15,615,000 of the equity of the affiliate banks was available for distribution as dividends to the parent company without prior regulatory approval or without reducing the capital of the respective affiliate banks below prudent levels.

Certain affiliate banks maintain reserve balances with the Federal Reserve Bank as required by law. During 2001, this amount averaged $94,273,000, compared to $101,699,000 in 2000.

The Company is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2001, the Company is required to have minimum Tier 1 and Total capital ratios of 4.00% and 8.00%, respectively. The Company's actual ratios at that date were 15.18% and 15.97%, respectively. The Company's leverage ratio at December 31, 2001, was 9.22%.

As of December 31, 2001, the most recent notification from the Office of Comptroller of the Currency categorized the Company's most significant affiliate banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the affiliate banks must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 10.0%, 6.0% and 5.0%, respectively. There are no conditions or events since that notification that management believes have changed the affiliate banks' category.

Actual capital amounts as well as required and well-capitalized Tier 1, Total and Tier 1 Leverage ratios as of December 31 for the Company and its largest banks are as follows:

	2001					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Tier 1 Capital:						
UMB Financial Corporation	$684,224	15.18%	$180,302	4.00%	$270,453	6.00%
UMB Bank, n.a.	470,215	11.50	163,545	4.00	245,317	6.00
UMB National Bank of America	65,106	34.78	7,487	4.00	11,231	6.00
Total Capital:						
UMB Financial Corporation	719,861	15.97	360,603	8.00	450,754	10.00
UMB Bank, n.a.	497,279	12.16	327,089	8.00	450,862	10.00
UMB National Bank of America	66,948	35.77	14,975	8.00	18,718	10.00
Tier 1 Leverage						
UMB Financial Corporation	684,224	9.22	296,957	4.00	371,196	5.00
UMB Bank, n.a.	470,215	7.29	258,036	4.00	322,545	5.00
UMB National Bank of America	65,106	12.24	21,277	4.00	26,596	5.00
	2000					
Tier 1 Capital:						
UMB Financial Corporation	$695,747	15.90%	$175,038	4.00%	$262,557	6.00%
UMB Bank, n.a.	521,129	13.64	152,803	4.00	229,205	6.00
UMB National Bank of America	63,082	27.72	9,103	4.00	13,655	6.00
Total Capital:						
UMB Financial Corporation	727,745	16.63	350,076	8.00	437,595	10.00
UMB Bank, n.a.	545,678	14.28	305,606	8.00	382,008	10.00
UMB National Bank of America	64,734	28.44	18,207	8.00	22,759	10.00
Tier 1 Leverage						
UMB Financial Corporation	695,747	8.89	312,934	4.00	391,168	5.00
UMB Bank, n.a.	521,129	7.78	268,061	4.00	335,077	5.00
UMB National Bank of America	63,082	9.01	28,018	4.00	35,022	5.00

EMPLOYEE BENEFITS

The Company has a noncontributory profit sharing plan, which features an employee stock ownership plan. These plans are for the benefit of substantially all eligible officers and employees of the Company and its subsidiaries. Contributions to these plans were $3,052,000 in 2001, 2000 and 1999. In 1996, the Employee Stock Ownership Plan (ESOP) borrowed $17 million to purchase common stock of the Company. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's shareholders' equity. Both the loan obligation and the unearned benefit expense are reduced by the amount of the loan principal repayments made by the ESOP. The portion of the Company's ESOP contribution which funded principal repayments and the payment of interest expense was recorded accordingly in the consolidated financial statements.

The Company has a qualified 401(k) profit sharing plan that permits participants to make contributions by salary reduction. The Company made a matching contribution to this plan of $2,139,000 for 2001, $1,868,000 for 2000 and $1,745,000 for 1999.

On April 16, 1992, the shareholders of the Company approved the 1992 Incentive Stock Option Plan ("the 1992 Plan"), which provides incentive options to certain key employees for up to 500,000 common shares of the Company. Of the options granted prior to 1998, 40% are exercisable two years from the date of the grant and are thereafter exercisable in 20% increments annually, or for such periods or vesting increments as the Board of Directors, or a committee thereof, specify (which may not exceed 10 years), provided that the optionee has remained in the employment of the Company or its subsidiaries. None of the options granted after 1998 are exercisable until five years after the grant date. The Board or the committee may accelerate the exercise period for an option upon the optionee's disability, retirement or death. All options expire at the end of the exercise period. The Company makes no recognition in the balance sheet of the options until such options are exercised and no amounts applicable thereto are reflected in net income. Options are granted at not less than 100% of fair market value at date of grant.

Activity in the 1992 Plan for the three years ended December 31, 2001, is summarized in the following table:

Stock Options Under the 1992 Plan	Number of Shares	Option Price Per Share	Weighted Average Price Per Share
Outstanding – January 1, 1999	181,222	$22.43 to $47.95	$33.86
Granted	53,055	34.91 to 38.41	35.10
Canceled	(3,869)	22.56 to 47.95	33.51
Exercised	(8,325)	22.52 to 30.40	25.10
Outstanding – December 31, 1999	222,083	$22.47 to $47.95	$34.47
Exercisable – December 31, 1999	86,144	$22.47 to $47.95	$30.02
Granted	55,182	32.91 to 36.21	33.14
Canceled	(19,254)	22.58 to 43.66	35.30
Exercised	(2,765)	24.78 to 34.43	28.47
Outstanding – December 31, 2000	256,246	$22.47 to $47.95	$34.23
Exercisable – December 31, 2000	91,227	$22.47 to $47.95	$31.07
Granted	80,406	40.02 to 44.02	40.14
Canceled	(22,016)	22.58 to 43.66	37.22
Exercised	(21,923)	22.55 to 34.91	29.39
Outstanding – December 31, 2001	291,713	$24.01 to $47.96	$35.98
Exercisable – December 31, 2001	76,747	$22.57 to $47.96	$32.03

EMPLOYEE BENEFITS (CONTINUED)

The 1981 Incentive Stock Option Plan ("the 1981 Plan") was adopted by the Company on October 22, 1981, and amended November 27, 1985, and October 10, 1989. No further options may be granted under the 1981 Plan. Provisions of the 1981 Plan regarding option price, term and exercisability are generally the same as that described for the 1992 Plan. Activity in the 1981 Plan for the three years ended December 31, 2001, is summarized in the following table:

Stock Options Under the 1981 Plan	Number of Shares	Option Price Per Share	Weighted Average Price Per Share
Outstanding – January 1, 1999	36,576	$15.31 to $20.90	$17.43
Canceled	(1,691)	15.34 to 18.76	17.05
Exercised	(12,930)	18.70 to 20.89	18.84
Outstanding – December 31, 1999	21,952	$15.31 to $20.90	$16.62
Exercisable – December 31, 1999	21,952	$15.31 to $20.90	$16.62
Canceled	(847)	15.33 to 15.33	15.33
Exercised	(16,019)	15.31 to 15.37	15.33
Outstanding – December 31, 2000	5,086	$20.89 to $20.90	$20.89
Exercisable – December 31, 2000	5,086	$20.89 to $20.90	$20.89
Exercised	(5,086)	$20.89 to $20.90	$20.89
Outstanding – December 31, 2001	—		—

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$24.01 to $24.02	7,470	1 year	$24.02	7,470	$24.02
24.23 to 24.26	7,643	2 years	24.26	7,643	24.26
22.57 to 22.58	9,130	3 years	22.58	9,130	22.58
31.23 to 31.25	14,212	4 years	31.24	14,212	31.24
30.17 to 30.41	17,635	5 years	30.33	17,635	30.33
43.34 to 47.96	25,821	6 years	43.98	20,657	43.98
38.73 to 42.79	35,432	7 years	39.15	—	—
34.58 to 38.41	42,423	8 years	35.12	—	—
32.60 to 36.20	51,541	9 years	33.08	—	—
40.02 to 44.02	80,406	10 years	40.14	—	—
	291,713			76,747	

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation costs for the Company's plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been respectively, $64,907,000 and $2.93 for the year ended December 31, 2001, $64,849,000 and $2.90 for the year ended December 31, 2000 and $63,826,000 and $2.79 for the year ended December 31, 1999.

For options granted during the year ended December 31, 2001, the estimated fair value of options granted using the Black-Scholes pricing model under the Company's plans was based on a weighted average risk-free interest rate of 5.19%, expected option life of 8.75 years, expected volatility of 19.71% and an expected dividend yield of 2.05%. For options granted during the year ended December 31, 2000, the estimated fair value of options granted under the Company's plans was based on a weighted average risk-free interest rate of 5.17%, expected option life of 8.75 years, expected volatility of 19.62% and an expected dividend yield of 2.14%. For options granted during the year ended December 31, 1999, the estimated fair value of options granted under the Company's plans was based on a weighted average risk-free interest rate of 6.23%, expected option life of 8.75 years, expected volatility of 18.60% and an expected dividend yield of 2.25%.

SEGMENT REPORTING

Public enterprises are required to report certain information concerning its operating segments in annual and interim financial statements. Operating segments are considered to be components of or enterprises for which separate financial information is available and evaluated regularly by key decision-makers for purposes of allocating resources and assessing performance. The Company has defined its operations into the following segments:

Commercial Banking. Providing a full range of lending and cash management services to commercial and governmental entities through the commercial division of the Company's lead bank.

Trust and Securities Processing. Providing estate planning, trust, employee benefit, asset management and custodial services to individuals and corporate customers.

Investment Banking and Brokerage. Providing commercial and retail brokerage, investment accounting and safekeeping services to individuals and corporate customers. This segment includes the Company's investment portfolio.

Community Banking. Providing a full range of banking services to retail and corporate customers through the Company's affiliate bank and branch network.

Other. The Other category consists primarily of Overhead and Support departments of the Company. The net revenues and expenses of these departments are allocated to the other segments of the organization in the Company's periodic segment reporting.

Reported segment revenues, net income and average assets include revenue and expense distributions for services performed for other segments within the Company as well as balances due from other segments within the Company. Such intercompany transactions and balances are eliminated in the Company's consolidated financial statements.

The Company's 2000 reported segment revenues, net income and average assets reflect changes in the organization of the Company resulting from consolidation of various subsidiary bank charters and subsequent reassignment of certain functional responsibilities. These functions had previously been managed and reported at a subsidiary company level. 1999 segment revenues, net income and average assets have not been restated for the effect of the change.

The table below lists selected financial information by business segment as of and for the three years ended December 31, 2001 (in thousands):

	2001	2000	1999
REVENUES			
Commercial	$ 122,274	$ 120,213	$ 91,794
Trust/Securities Processing	86,949	73,280	67,940
Investment Banking/Brokerage	49,161	17,080	33,717
Community Banking	222,866	233,064	232,210
Other	11,198	12,326	14,782
Less: Intersegment revenues	(45,425)	(34,049)	(40,915)
Total	$ 447,023	$ 421,914	$ 399,528
NET INCOME			
Commercial	$ 49,073	$ 48,089	$ 29,075
Trust/Securities Processing	18,392	15,441	14,580
Investment Banking/Brokerage	10,921	(7,070)	4,981
Community Banking	(8,595)	10,245	20,951
Other	—	—	—
Less: Intersegment net income	(4,561)	(1,594)	(5,510)
Total	$ 65,230	$ 65,111	$ 64,077
TOTAL AVERAGE ASSETS			
Commercial	$1,692,381	$1,958,453	$1,719,508
Trust/Securities Processing	72,060	21,256	19,503
Investment Banking/Brokerage	3,328,541	2,275,806	2,017,986
Community Banking	2,694,080	3,315,388	3,822,964
Other	187,125	384,283	401,824
Less: Intersegment balances	(610,686)	(666,088)	(542,374)
Total	$7,363,501	$7,289,098	$7,439,411

COMMON STOCK

The following table summarizes the share transactions for the three years ended December 31, 2001:

	Shares Issued	Shares in Treasury
Balance – January 1, 1999	24,490,189	(3,957,218)
Stock dividend (10%)	1,981,850	—
Purchase of treasury stock	—	(926,537)
Issued in stock options	—	18,553
Acquisition of Charter National Bank	—	162,353
Balance – December 31, 1999	26,472,039	(4,702,849)
Purchase of treasury stock	—	(503,906)
Issued in stock options	—	17,948
Balance – December 31, 2000	26,472,039	(5,188,807)
Stock dividend (5%)	1,056,326	—
Purchase of treasury stock	—	(164,722)
Issued in stock options	—	26,612
Balance – December 31, 2001	27,528,365	(5,326,917)

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share gives effect to all potential common shares that were outstanding during the year. The shares used in the calculation of basic and diluted income per share, which have been restated for all stock dividends, are shown below.

	For the Years Ended December 31		
	2001	2000	1999
Weighted average basic common shares outstanding	22,145,787	22,335,109	22,882,717
Stock options	28,420	13,158	40,300
Weighted average diluted common shares outstanding	22,174,207	22,348,267	22,923,017

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, commercial letters of credit, standby letters of credit, and futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These conditions generally include, but are not limited to, each customer being current as to repayment terms of existing loans and no deterioration in the customer's financial condition. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The interest rate is generally a variable or floating rate. If the commitment has a fixed interest rate, the rate is generally not set until such time as credit is extended. For credit card customers, the Company has the right to change or terminate any terms or conditions of the credit card account at any time. Since a large portion of the commitments and unused credit card lines are never actually drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, plant and equipment, stock, securities and certificates of deposit.

Commercial letters of credit are issued specifically to facilitate trade or commerce. Under the terms of a commercial letter of credit, as a general rule, drafts will be drawn when the underlying transaction is consummated as intended. Standby letters of credit are conditional commitments issued by the Company to guarantee

COMMITMENTS AND CONTINGENCIES (CONTINUED)

the performance of a customer to a third party.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments when deemed necessary. Collateral varies but may include such items as those described for commitments to extend credit.

Futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates. Instruments used in trading activities are carried at market value and gains and losses on futures contracts are settled in cash daily. Any changes in the market value are recognized in trading and investment banking income.

The Company's use of futures contracts is very limited. The Company uses contracts to offset interest rate risk on specific securities held in the trading portfolio. Open futures contract positions averaged $51.8 million and $57.8 million during the years ended December 31, 2001 and 2000, respectively. Net futures activity resulted in losses of $2.5 million for 2001 and $2.2 million for 2000 and gains of $1.7 million for 1999. The Company controls the credit risk of its futures contracts through credit approvals, limits and monitoring procedures.

The Company also enters into foreign exchange contracts on a limited basis. For operating purposes the Company maintains certain balances in foreign banks. Foreign exchange contracts are purchased on a monthly basis to avoid foreign exchange risk on these foreign balances. The Company will also enter into foreign exchange contracts to facilitate foreign exchange needs of customers. The Company will enter into a contract to buy or sell a foreign currency at a future date only as part of a contract to sell or buy the foreign currency at the same future date to a customer. During 2001, contracts to purchase and to sell foreign currency averaged approximately $46.9 million, compared to $19.3 million during 2000. The gains on these foreign exchange contracts for 2001, 2000 and 1999 were $1.6 million, $1.5 million and $1.1 million, respectively.

With respect to group concentrations of credit risk, most of the Company's business activity is with customers in the states of Missouri, Kansas, Colorado, Oklahoma, Nebraska and Illinois. At December 31, 2001, the Company did not have any significant credit concentrations in any particular industry.

In the normal course of business, the Company and its subsidiaries are named defendants in various lawsuits and counterclaims. In the opinion of management, after consultation with legal counsel, none of these lawsuits will have a materially adverse effect on the financial position or results of the Company.

	Contract or Notional Amount December 31	
(in thousands)	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit for loans (excluding credit card loans)	$ 693,557	$ 779,218
Commitments to extend credit under credit card loans	914,936	857,993
Commercial letters of credit	8,041	24,193
Standby letters of credit	193,196	147,010
Financial instruments whose notional or contract amounts exceed the amount of credit risk:		
Futures contracts	$ 43,300	$ 64,500

ACQUISITIONS

On November 22, 1999 the Company acquired Charter National Bank, Oklahoma City, Oklahoma for $10 million. The acquisition was funded with existing working capital. The acquisition of this $51.2 million bank was recorded as a purchase. The acquisition was not deemed to be material in relation to the consolidated results of the Company. Income of the Company does not include income of the acquired company prior to the effective date of the acquisition. In March of 2000, this bank was merged into the Company's lead bank.

On March 7, 2001 the Company acquired the corporate trust business located in St. Louis, Missouri from State Street Corporation for $18.3 million. On April 19, 2001 the Company acquired Sunstone Financial Group, Inc. located in Milwaukee, Wisconsin. The purchase price of Sunstone is directly connected to gross revenue targets. The Company paid an initial amount of $8.0 million on April 19, 2001, and will make subsequent annual payments, depending on revenue target achieved through 2006. Both of these acquisitions were recorded as purchases and were funded with existing working capital. The acquisitions were not deemed to be material in relation to the consolidated results of the Company.

INCOME TAXES

Income taxes as set forth below produce effective income tax rates of 28.3% in 2001, 26.1% in 2000, and 26.4% in 1999. These percentages are computed by dividing total income tax by the sum of such tax and net income. Income taxes include the following components (in thousands):

	Year Ended December 31		
	2001	2000	1999
Federal			
Currently payable	$26,148	$22,761	$16,857
Deferred	(1,470)	(736)	5,035
Total federal tax provision	$24,678	$22,025	$21,892
State			
Currently payable	$ 1,330	$ 1,071	$ 504
Deferred	(304)	(100)	579
Total state tax provision	$ 1,026	$ 971	$ 1,083
Total tax provision	$25,704	$22,996	$22,975

The reconciliation between the income tax provision and the amount computed by applying the statutory federal tax rate of 35% to income before income taxes is as follows (in thousands):

	Year Ended December 31		
	2001	2000	1999
Provision at statutory rate	$31,827	$30,838	$30,468
Tax-exempt interest income	(10,330)	(11,590)	(11,378)
Disallowed interest expense	1,222	1,520	1,354
State and local income taxes, net of federal tax benefits	667	631	703
Amortization of goodwill and other intangible assets	2,008	1,847	1,909
Other	310	(250)	(81)
Total tax provision	$25,704	$22,996	$22,975

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

Temporary differences which comprise a significant portion of deferred tax assets and liabilities at December 31, 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Deferred tax assets			
Net unrealized loss on securities available for sale	$ —	$ —	$ 7,664
Allowance for loan losses	13,362	11,877	11,573
Miscellaneous	1,888	266	—
Total deferred tax assets	$ 15,250	$ 12,143	$ 19,237
Deferred tax liabilities			
Net unrealized gain on securities available for sale	$(12,814)	$ (989)	$ —
Asset revaluations on purchased subsidiaries	(2,937)	(3,507)	(4,417)
Depreciation	(16,044)	(13,179)	(11,787)
Miscellaneous	(2,586)	—	(748)
Total deferred tax liabilities	$(34,381)	$(17,675)	$(16,952)
Net deferred tax asset (liability)	$(19,131)	$ (5,532)	$ 2,285

Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Short-Term Investments The carrying amounts of cash and due from banks, federal funds sold and resell agreements are reasonable estimates of their fair values.

Securities Available for Sale and Investment Securities Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Trading Securities Fair values for trading securities (including financial futures), which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

Loans Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as commercial, real estate, consumer, and credit card. Each loan category is further segmented into fixed and variable interest rate categories. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities The fair value of demand deposits and savings accounts is the amount payable on demand at December 31, 2001 and 2000. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-Term Debt The carrying amounts of federal funds purchased, repurchase agreements and other short-term debt are reasonable estimates of their fair values.

Long-Term Debt Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Other Off-Balance Sheet Instruments The fair value of a loan commitment and a letter of credit is determined based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. Neither the fees earned during the year on these instruments or their fair value at year-end are significant to the Company's consolidated financial position.

The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows (in millions):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 912.5	$ 912.5	$1,136.4	$1,136.4
Securities available for sale	3,979.5	3,979.5	2,450.0	2,450.0
Investment securities	542.4	553.2	695.4	695.2
Trading securities	85.0	85.0	80.7	80.7
Loans (exclusive of allowance for loan losses)	2,778.1	2,794.3	3,074.0	3,039.7
Financial liabilities:				
Demand and savings deposits	$5,174.1	$5,174.1	$4,731.1	$4,731.1
Time deposits	1,201.4	1,224.7	1,204.1	1,212.6
Federal funds and repurchase	1,288.6	1,288.6	909.8	909.8
Short-term debt	173.1	173.1	72.2	72.2
Long-term debt	27.4	27.7	27.0	27.7

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

PARENT COMPANY FINANCIAL INFORMATION

BALANCE SHEETS (in thousands)	December 31 2001	2000
ASSETS:		
Investment in subsidiaries:		
Banks	$672,189	$647,336
Non-banks	17,102	8,822
Total investment in subsidiaries	$689,291	$656,158
Premiums on purchased banks	5,097	6,490
Cash	77,671	37,459
Securities available for sale and other	22,481	31,830
Total assets	$794,540	$731,937
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Dividends payable	$ 4,268	$ 4,257
Long-term debt	18,002	20,890
Accrued expenses and other	3,693	3,856
Total	$ 25,963	$ 29,003
Shareholders' equity	768,577	702,934
Total liabilities and shareholders' equity	$794,540	$731,937

STATEMENTS OF INCOME (in thousands)	Year Ended December 31 2001	2000	1999
INCOME:			
Dividends and income received from affiliate banks	$ 66,293	$ 66,658	$ 24,762
Service fees from subsidiaries	11,454	13,422	13,378
Net security gains	21	2	14
Other	552	523	1,167
Total income	$ 78,320	$ 80,605	$ 39,321
EXPENSE:			
Salaries and employee benefits	$ 5,143	$ 4,808	$ 4,632
Interest on long-term debt	1,388	1,683	2,599
Services from affiliate banks	652	652	652
Other	12,434	12,389	14,476
Total expense	$ 19,617	$ 19,532	$ 22,359
Income before income taxes and equity in undistributed earnings of subsidiaries	$ 58,703	$ 61,073	$ 16,962
Income tax benefit	(2,054)	(1,296)	(2,132)
Income before equity in undistributed earnings of subsidiaries	$ 60,757	$ 62,369	$ 19,094
Equity in undistributed earnings of subsidiaries:			
Banks	4,128	2,452	44,926
Non-banks	345	290	57
Net income	$ 65,230	$ 65,111	$ 64,077

PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS (in thousands)	Year Ended December 31		
	2001	2000	1999
Operating Activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net income	$ 65,230	$ 65,111	$ 64,077
Equity in earnings of subsidiaries	(70,473)	(68,942)	(69,133)
Gains from sales of securities available for sale	(21)	(2)	(14)
Earned ESOP shares	2,500	2,500	2,501
Other	(2,619)	1,402	(918)
Net cash provided by (used in) operating activities	$ (5,383)	$ 69	$ (3,487)
Investing Activities:			
Proceeds from sales of securities available for sale	$ 24	$ 100	$ 35
Proceeds from maturities of securities available for sale	42,836	70,001	252,575
Purchases of securities available for sale	(29,590)	(79,414)	(251,235)
Net decrease in repurchase agreements	—	4,323	2,439
Net capital investment in subsidiaries	(7,932)	—	36,764
Dividends received from subsidiaries	66,000	66,200	24,150
Net capital expenditures for premises and equipment	(18)	(83)	(43)
Net cash provided by investing activities	$ 71,320	$ 61,127	$ 64,685
Financing Activities:			
Repayments of long-term debt	$ (2,888)	$(12,712)	$ (5,551)
Cash dividends paid	(17,000)	(17,134)	(16,035)
Net purchase of treasury stock	(5,837)	(17,146)	(38,553)
Net cash used in financing activities	$(25,725)	$(46,992)	$(60,139)
Net increase in cash	$ 40,212	$ 14,204	$ 1,059

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of UMB Financial Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UMB Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UMB Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Kansas City, Missouri
January 17, 2002

FIVE-YEAR AVERAGE BALANCE SHEETS/YIELDS AND RATES (in millions)

(unaudited)	2001			2000		
ASSETS	Interest Average Balance	Rate Income/ Expense (1)	Earned/ Paid (1)	Interest Average Balance	Rate Income/ Expense (1)	Earned/ Paid (1)
Loans, net of unearned interest (FTE) (2)	$2,929.1	$226.7	7.74%	$3,004.8	$256.3	8.53%
Securities:						
Taxable	$2,480.7	$119.6	4.82	$2,105.7	$123.8	5.88
Tax-exempt (FTE)	664.5	40.8	6.14	736.2	46.8	6.36
Total securities	$3,145.2	$160.4	5.10	$2,841.9	$170.6	6.00
Federal funds sold and resell agreements	195.8	7.6	3.87	229.1	15.2	6.63
Other earning assets (FTE)	70.4	3.7	5.36	74.6	4.7	6.19
Total earning assets (FTE)	$6,340.5	$398.4	6.28	$6,150.4	$446.8	7.26
Allowance for loan losses	(34.3)			(31.6)		
Cash and due from banks	617.1			720.3		
Other assets	440.2			450.0		
Total assets	$7,363.5			$7,289.1		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing demand and savings deposits	$2,527.5	$54.1	2.14	$2,270.5	$71.2	3.14%
Time deposits under $100,000	823.4	40.7	4.95	824.3	42.4	5.14
Time deposits of $100,000 or more	283.6	13.1	4.62	347.9	19.0	5.45
Total interest-bearing deposits	$3,634.5	$107.9	2.97	$3,442.7	$132.6	3.85
Short-term borrowings	91.5	3.1	3.36	43.0	2.7	6.35
Long-term debt	28.8	1.9	6.80	29.6	2.0	6.91
Federal funds purchased and repurchase agreements	973.1	32.2	3.26	1,051.2	59.1	5.62
Total interest-bearing liabilities	$4,727.9	$145.1	3.07	$4,566.5	$196.4	4.30
Noninterest-bearing demand deposits	1,775.7			1,922.0		
Other	111.2			124.4		
Total	$6,614.8			$6,612.9		
Total shareholders' equity	748.7			$ 676.2		
Total liabilities and shareholders' equity	$7,363.5			$7,289.1		
Net interest income (FTE)		$253.3			$250.4	
Net interest spread			3.21%			2.96%
Net interest margin			4.00			4.07

(1) Interest income and yields are stated on a fully tax-equivalent (FTE) basis, using a rate of 35%. The tax-equivalent interest income and yields give effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Rates earned/paid may not compute to the rates shown due to presentation in millions.

(2) Loan fees and income from loans on nonaccrual status are included in loan income.

1999			1998			1997			
Average Balance	Interest Income/ Expense(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expense(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expense(1)	Rate Earned/ Paid(1)	Average Balance Five-Year Compound Growth Rate
$2,616.0	$212.8	8.14%	$2,640.9	$228.8	8.66%	$2,649.0	$237.0	8.95%	3.74%
$2,820.0	$154.3	5.47	$2,448.3	$140.7	5.75	$2,166.6	$127.1	5.87	2.71
733.8	45.9	6.25	557.0	35.8	6.43	372.1	24.6	6.61	15.90
$3,553.8	$200.2	5.63	$3,005.3	$176.5	5.87	$2,538.7	$151.7	5.97	4.80
120.4	6.0	4.84	224.1	12.3	5.49	138.8	8.4	6.07	1.08
66.3	3.9	5.68	72.3	4.3	5.87	83.7	5.1	6.13	0.32
$6,356.5	$422.9	6.65	$5,942.6	$421.9	7.10	$5,410.2	$402.2	7.43	4.12
(32.9)			(33.2)			(32.9)			0.18
691.6			723.7			724.8			(0.93)
424.2			384.3			380.5			5.03
$7,439.4			$7,017.4			$6,482.6			3.71%
$2,281.5	$ 61.0	2.67%	$2,260.3	$ 69.5	3.07%	$2,143.9	$ 65.8	3.07%	4.21%
860.5	40.4	4.69	875.5	44.7	5.11	898.9	46.7	5.20	(2.79)
457.5	21.5	4.70	480.3	24.2	5.04	310.8	15.4	4.95	0.51
$3,599.5	$122.9	3.41	$3,616.1	$138.4	3.83	$3,353.6	$127.9	3.82	2.06
3.8	0.1	4.57	0.7	—	3.55	0.6	—	5.91	146.77
40.2	2.8	6.91	42.6	3.2	7.54	48.9	3.4	6.78	(12.26)
1,285.2	57.5	4.47	920.6	45.5	4.94	800.1	40.5	5.06	4.75
$4,928.7	$183.3	3.72	$4,580.0	$187.1	4.08	$4,203.2	$171.8	4.09	2.84
1,748.9			1,702.3			1,576.2			5.08
104.5			85.0			104.6			10.66
$6,782.1			$6,367.3			$5,884.0			3.52
$ 657.3			$ 650.1			$ 598.6			5.45
$7,439.4			$7,017.4			$6,482.6			3.71%
	$239.6			$234.8			$230.4		
		2.93%			3.02%			3.34%	
		3.77			3.95			4.26	

SELECTED FINANCIAL DATA OF AFFILIATE BANKS (in thousands)

	December 31, 2001				
MISSOURI	Number of Locations	Total Assets	Loans	Total Deposits	Shareholders' Equity
UMB Bank, n.a.	139	$7,689,971	$2,329,854	$5,721,531	$527,862
UMB Bank, Warsaw	4	91,574	23,176	78,242	6,270
COLORADO					
UMB Bank Colorado, n.a.	11	$ 383,381	$ 199,192	$ 310,726	$ 30,055
KANSAS					
UMB National Bank of America	13	$ 629,887	$ 127,819	$ 394,441	$ 76,865
NEBRASKA					
UMB Bank Omaha, n.a.	4	$ 83,115	$ 79,522	$ 16,309	$ 6,813
BANKING-RELATED SUBSIDIARIES					
UMB Properties, Inc.					
UMB Community Development Corporation					
UMB Banc Leasing Corporation					
UMB, U.S.A. n.a.					
UMB Scout Brokerage Services, Inc.					
UMB Scout Insurance Company					
UMB Capital Corporation					
United Missouri Insurance Company					
UMB Trust Company of South Dakota					
UMB Consulting Services, Inc.					
Scout Investment Advisors, Inc.					
Sunstone Financial Group, Inc.					

UMB Financial Corporation

Miriam M. Allison*
President and CEO
Sunstone Financial Group, Inc.

Paul D. Bartlett Jr.
Chairman of the Board
Bartlett and Company

Thomas E. Beal
President
Beal Properties, Inc.

H. Alan Bell
Investments
Director
UMB National Bank of America
Manhattan Banking Center

William L. Bishop
CEO
The Western Group

David R. Bradley Jr.
President, Publisher and Editor
News-Press & Gazette Company

Newton A. Campbell
Investments

William T. Fuldner
Chairman of the Board
EFCO Corporation

Peter J. Genovese*
President
UMB Financial Corporation
Chairman and CEO of St. Louis Region
UMB Bank, n.a.

Jack T. Gentry
Chairman of the Board
Positronic Industries, Inc.

Royce M. Hammons°*
Chairman, President and CEO
Oklahoma Region
UMB Bank, n.a.

Richard Harvey
Chairman
William H. Harvey Company

C.N. Hoffman Jr.°
Senior Chairman of the Board
UMB National Bank of America

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Alexander C. Kemper
Chairman, President and CEO
eScout.com LLC

Mariner Kemper°*
Chairman and CEO
UMB Bank Colorado, n.a.

R. Crosby Kemper*
Senior Chairman of the Board
UMB Financial Corporation

R. Crosby Kemper III*
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Daniel N. League Jr.
Chairman of the Board,
President and CEO
Pioneer Astro Industries, Inc.

Tom J. McDaniel
President
Oklahoma City University

William J. McKenna
Chairman Emeritus
Kellwood Company

John H. Mize Jr.
Chairman, President and CEO
Blish-Mize Company

Mary Lynn Oliver
Investments

Douglas F. Page°*
Executive Vice President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Robert W. Plaster
Chairman of the Board
Evergreen Investments, Inc.

Kris A. Robbins
President and CEO
Security Benefit Group, Inc.

Alan W. Rolley
Investments

Thomas D. Sanders
Chief Executive Officer
MMC Corp

James A. Sangster*
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

L. Joshua Sosland
Vice President
Sosland Companies, Inc.

Herman R. Sutherland
Partner
Sutherland Lumber Company

William C. Tempel°*
Vice Chairman
UMB Financial Corporation

Paul Uhlmann III
President
The Uhlmann Company

E. Jack Webster Jr.
Chairman of the Board
Petrol Properties, Inc.

Dr. Jon M. Wefald
President
Kansas State University

J. Lyle Wells Jr.°
Consultant
UMB Financial Corporation

John E. Williams
Chairman of the Board
H. E. Williams, Inc.

Thomas J. Wood III
Chairman
American West Medical Company

UMB Bank, n.a.

Don R. Armacost Jr.
President and CEO
Peterson Manufacturing Company

J. Fred Ball
Chairman and CEO
Ball's Price Chopper
and Hen House Markets

Paul D. Bartlett Jr.
Chairman of the Board
Bartlett and Company

Mike DeFabis°
Vice Chairman
Associated Wholesale Grocers, Inc.

Frederick M. Dierks°
Investments

Peter J. Genovese°
President
UMB Financial Corporation
Chairman and CEO, St. Louis Region
UMB Bank, n.a.

Robert K. Green
President and CEO
UtiliCorp United

Jeffrey B. Hanes
President
Carter-Waters Corporation

Gary E. Hanman
President and CEO
Dairy Farmers of America, Inc.

Gordon F. Harton
President
Lee Company

Barnett C. Helzberg Jr.
President
Shirley and Barnett Helzberg Foundation

Richard F. Jones
President and CEO
Fidelity Security Life Insurance Co.

Alexander C. Kemper
Chairman, President and CEO
eScout.com LLC

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Cathleen Dodson Macauley
Chairman of the Board and CEO
Dodson Group

Greg S. Maday
Managing Partner
GEM Holdings, LLC

Timothy R. Murphy
President and CEO
MidAmerican Holding Company

Douglas F. Page°
Executive Vice President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Gary Phillips
President and CEO
Associated Wholesale Grocers, Inc.

Edward S. Riss
Chairman of the Board
Riss Intermodal Corporation

Dave G. Ruf Jr.
Chairman, President and CEO
Burns & McDonnell Engineering Co., Inc.

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Mark A. Schmidtlein°
Vice Chairman of the Board
UMB Bank, n.a.

°Advisory Director | **Member Executive Committee*

L. Joshua Sosland
Vice President
Sosland Companies, Inc.

Charles A. Sullivan
Chairman and CEO
Interstate Bakeries Corporation

Craig D. Sutherland
Partner
Sutherland Lumber Company

Herman R. Sutherland
Partner
Sutherland Lumber Company

H. Stephen Talge°
President
Dazey Corporation

William C. Tempel°
Vice Chairman
UMB Financial Corporation

John W. Uhlmann
Chairman of the Board
The Uhlmann Company

William D. Wagner
President
Columbian Steel Tank Company

E. Frank Ware Jr.°
Executive Vice President
UMB Bank, n.a.

J. Lyle Wells Jr.°
Consultant
UMB Financial Corporation

°*Advisory Director*

Metro Region

G. Richard Ahsmuhs
Divisional Executive Vice President
UMB Bank, n.a.

Kevin S. Anderson
President
Anderson Metals Corporation, Inc.

Dan E. Axtell, Jr.
President
Lexington Plumbing and Heating Company

David F. Ball
President and COO
Ball's Price Chopper and Hen House Markets

R. Philip Bixby
President and CEO
Kansas City Life Insurance Co.

Douglas M. Briggs
Executive Vice President
UMB Bank, n.a.
Executive Vice President
Chief Sales Officer
UMB Financial Corporation

William Clarkson, Jr.
President
Superior Asphalt Company

Joe E. Dittmer
Real Estate Investments

William J. French
Vice Chancellor
University of Missouri-Kansas City

Jon J. Henderson
Community Bank President
UMB Bank, n.a.

Alexander C. Kemper
Chairman, President and CEO
eScout.com LLC

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Jonathan Lambert
President
Pacific Mutual Door Company

Greg Maday
Managing Partner
GEM Holdings, LLC

John D. Novak
President
Ash Grove Materials Corporation

George E. Owens Sr.
Chairman of the Board
Arrow Forklift Parts, Inc.

James D. Rine
Community Bank President
UMB Bank, n.a.

George W. Ryan Jr.
Investments

Ryck D. Sanders
President
Midwest Mechanical Services

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Richard H. Spencer
Retired Partner
Spencer, Fane, Britt & Browne

J. Hal Surface III
J. H. S. Associates

Dennis L. Triplett
Executive Vice President
UMB Bank, n.a.

Gil L. Trout
Community Bank President
UMB Bank, n.a.

William S. Walker
President
The G. W. Van Keppel Company

J. Lyle Wells Jr.
Consultant
UMB Financial Corporation

North Region

Thomas G. Atkins
Community Bank President
UMB Bank, n.a.

Howard E. Bradshaw
Investments

Douglas M. Briggs
Executive Vice President
UMB Bank, n.a.
Executive Vice President
Chief Sales Officer
UMB Financial Corporation

Thomas Brown
Vice President
The Hays Group

John A. Dillingham
Chairman
Dillingham Enterprises

Mrs. Frances A. Caldwell Ervin
Retired
Guy's Foods

Jewett Fulkerson
Cattle Rancher

Coby G. Gaulien
President/CEO
All About Travel, Inc.

James Haug
President
Cater Time Vending

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

R. Crosby Kemper, III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Jay W. Kimball, M.D.

Anthony L. Privitera II
Contractor/Developer
Mark One Electric Company, Inc.

Russell Redburn
President
Central Detroit Diesel-Allison, Inc.

Gerald L. Richardson
Executive Vice President
Clark, Richardson & Biskup Consulting Engineers, Inc.

James F. Robb
The Robb Companies

Noel J. Shull
Executive Vice President
UMB Bank, n.a.

South Region

Ray Adams
Chairman
Adams Automotive Group

Don R. Armacost Jr.
President and CEO
Peterson Manufacturing Company

Steve Asjes
President
Rosehill Gardens, Inc.

Ivan Beeman
Managing Partner
Trout, Beeman & Co., P.C.

Todd E. Bleakley
President
Bleakley Investment Company

Douglas M. Briggs
Executive Vice President
UMB Bank, n.a.
Executive Vice President
Chief Sales Officer
UMB Financial Corporation

James M. Brosnahan
Community Bank President
UMB Bank, n.a.

Thomas E. Brusnahan
Community Bank President
UMB Bank, n.a.

Donald L. Chapman
Of Counsel
Lathrop & Gage

Charles H. Church Jr.
Retired

Kevin F. Clune
Chairman
Clune Equipment Leasing, LLC

Robert P. Corbett
Retired

Terry Crabtree
Retired

Robert Davidow
Teacher/Leader
Benchmark Home Furnishings

E. Frank Ellis
President and CEO
FirstGuard Health Plan

Alan M. Farris
Community Bank President
UMB Bank, n.a.

G. Hall Harsh
Community Bank President
UMB Bank, n.a.

Edwin J. Holland
President and CEO
Myron Green Food Service, Inc.

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Robert D. Long
President
The Bratton Corporation

C.F. Long Jr.
Owner
Peculiar Farm Supply Company

David T. Raden
President
Tucker Midwest, Inc.

C. Wayne Reid
President
Reid Farms

John E. Robertson
President
RMF Steel Products Company

Thomas D. Sanders
Chief Executive Officer
MMC Corp

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Robert W. Spangler
Attorney and Partner
Crouch, Spangler and Douglas

Dennis L. Triplett
Executive Vice President
UMB Bank, n.a.

Stanford L. Weinberg
Weinberg Dodge, Inc.

George Zara
President and CEO
Carondelet Health Center

Johnson County Banking Center

Bryan E. Biggs
Community Bank President
UMB Bank, n.a.

William R. Burkhart
Executive Vice President
UMB Bank, n.a.

James G. Butler
Attorney
Wallace, Saunders, Austin,
Brown & Enochs

Mark J. Henke
Executive Director
Catholic Charities

Justin Hill
Secretary-Treasurer
The Lawrence Paper Company

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

Joseph G. Keller
Senior Vice President
UMB Bank, n.a.

Thomas Patrick Klein
President
Andy Klein Pontiac-GMC

Asher C. Langworthy
President
Langworthy Companies, Inc.

Richard S. O'Neill
Chairman of the Board
O'Neill Automotive, Inc.

Richard S. O'Neill Jr.
President
O'Neill Automotive, Inc.

Richard G. Rossman
Owner
Crawford Sales Company

Ronald D. Talcott
Retired

William C. Tempel
Vice Chairman
UMB Financial Corporation

Frank L. Thompson
President
Overland Park Jeep, Inc.

David E. Willson
President
Camp David, Inc.

William J. Woywod
Senior Vice President
UMB Bank, n.a.

Lawrence Banking Center

Charles A. Becker
Executive Vice President
Campbell-Becker, Inc.

Bryan E. Biggs
Community Bank President
UMB Bank, n.a.

Gary L. Fincham
President
Med-Equip Services and Supplies

Joel Fritzel
Chief Executive Officer
Joel Fritzel Construction Co., Inc.

Kenneth Peirce II
Community Bank President
Lawrence Banking Center

Miles E. Schnaer
President/Owner
Crown Chevrolet
Oldsmobile & Toyota

Topeka Banking Center

Ronald D. Andersen
President/Owner
R.D.A. Companies, Inc.

Craig Anderson
President
UMB National Bank of America
Community Bank President
Wichita Banking Center

Gerald J. Brosius
President
Prudential Greater Topeka Realtors

John D. DeBacker
President
DeBacker's, Inc.

Stanley DeFries
Partner
Coffman, DeFries & Nothern, P.A.

Richard G. Gannon
Community Bank President
Topeka Banking Center

Jerry Glasgow
President
Super Oil Company, Inc.

DeWitt Harkness
President
Wolfe's Camera

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Steve Noller
President
Laird Noller Ford

Pamela Scott
Executive Director
Kansas Funeral Directors Association

Wichita Banking Center

Craig L. Anderson
Community Bank President
Wichita Banking Center
President
UMB National Bank of America

William J. Behring
President
Western Uniform and Towel Service, Inc.

William J. Hampel
President
Hampel Oil Distributors, Inc.

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

William L. Oliver, Jr.
Martin, Pringle, Oliver, Wallace and
Spikes

Howard Redburn
Central Detroit Diesel

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

William Randall Summers
Senior Vice President
UMB Bank, n.a.

Dan Waller
Vice President
Conco, Inc.

Wyandotte Banking Center

Eugene D. Brown
Investments

Pat Crilly
Business Owner
Commercial Claims

Frank E. DeCoursey II
Johnson County Mental Health

Thomas DeCoursey
Attorney at Law

Sheila Kemper Dietrich
Executive Vice President and Deputy
Head of Trust & Wealth Management
UMB Bank, n.a.

M. Craig Gaffney
President
Bishop Ward High School

Dalton Hermes
President
Hermes Company

James W. Lacy
Persident
Electrical Corporation of America, Inc.

Thomas Lefkovitz
President
LSI MidWest Lighting, Inc.

John L. Millard
Retired

James L. Moffett
Executive Vice President
UMB Bank, n.a.
President
Scout Investment Advisors, Inc.

George A. Moody Jr.
Retired
U.S. Postal Service

Dr. John P. Murry
Consultant
Murry & Associates

Mark L. Myer
Community Bank President
UMB Bank, n.a.

Jim Owens
Retired CFO
Archdiocese of Kansas City in Kansas

Albert Silverman
Investments

Leonard H. Strauss
Investments

William C. Tempel
Vice Chairman
UMB Financial Corporation

Richard L. Wiseman
Co-Owner
Porter Funeral Homes

Atchison Banking Center

Bernard E. Domann
President
Domann Drug Inc.

William J. Foley
Investments

Mary Carol Garrity
President/Owner
Nell Hill's

John H. Mize Jr.
President and CEO
Blish-Mize Company

Eric Niemann
Farmer

William C. Tempel
Vice Chairman
UMB Financial Corporation

Kent Wohlgemuth
Community Bank President
UMB Bank, n.a.

Fort Scott Banking Center

Kenneth S. Anderson
Community Bank President
UMB Bank, n.a.

David R. Shepherd
President
Shepherd Team Auto Plaza

Donald L. Stewart
President
Stewart Realty Company, Inc.

Robert Tuchscherer
Pharmacist/Rancher/Farmer

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

Boonville Banking Center

William A. Abele, M.D.

Estil J. Evans
Farmer

Larry E. Grissum
Partner
Grissum Farms, Inc.

Kenneth Huth
Partner
Huth Farms Partnership

Marty L. James
Community Bank President
UMB Bank, n.a.

John G. Jewett
Retired Accountant and Farmer

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

Charles P. Malone
Certified Public Accountant

Dale Reesman
Attorney
Williams, Reesman & Tate

Harold W. Schnetzler
President
Schnetzler Enterprises

North Central Region

R. E. (Mike) Baker
President
Pepsi Cola Bottling Company

S. Miles Dickson, D.V.M.

Wayne A. Foster
President
Wayne Foster Farms, Inc.

Wayne M. Herington
Partner
Poole Hardware

R. Crosby Kemper
Senior Chairman of the Board
UMB Financial Corporation

Douglas F. Page
Executive Vice President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

John M. Perry, DVM
Hampton Feedlot, Inc.

David Profitt
Senior Vice President
UMB Bank, n.a.

Barbara A. Smith
Community Bank President
UMB Bank, n.a.

Larry C. Smith
President
Smith Motors, Inc.

Phillip J. Smith
Executive Vice President
UMB Bank, n.a.

Ed A. Walsworth
Senior Vice President
Walsworth Publishing Co.

Robert W. Wilson
Editor, Publisher and Partner
The Milan Standard

Northwest Region

Jack W. Clayton
Vice President
Clayton Paper and Distribution, Inc.

James T. Graves
Secretary and General Counsel
Exel Transportation Services, Inc.

R. Cort Hegarty
Executive Vice President
President, Northwest Region
UMB Bank, n.a.

Mrs. Geraldine C. Lawhon
Retired

Robert S. Meyers
Retired

Douglas F. Page
Executive Vice President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Lawrence J. Schultz
President
Schultz Electric, Inc.

Robert L. Thedinger
Chairman of the Board
Custom Fermentation L.L.C.

Southern Region

James C. Ainsworth
Retired

William H. Darr
Chairman and CEO
American Dehydrated Foods, Inc.

Christopher T. Fuldner
President
EFCO CORPORATION

Harold Garrison
President
Advantage Marketing Company

Peter J. Genovese
President
UMB Financial Corporation
Chairman and CEO, St. Louis Region
UMB Bank, n.a.

John T. Gentry
President & CEO
Positronic Industries, Inc.

Louis Griesemer
President
Springfield Underground

Rex W. Kay
President
Kay Concrete Materials Company

William H. Perry
Chief Executive Officer
Cardinal Scale Manufacturing Company

Alvin Rohrs
President and CEO
Students in Free Enterprise

Hal D. Roper
President
Roper Pontiac GMC, Inc.

Jerry G. Sebastian
Retired

David Spilman
Chairman
DataFund Services, Inc.

David A. Trottier
President
Summer Fresh Supermarkets, Inc.

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

E. Jack Webster Jr.
Chairman of the Board
Petrol Properties, Inc.

Mark A. Williams
Chief Executive Officer
H.E. Williams, Inc.

Carthage Banking Center

Edgar B. Freund, CLU, CHFC
Agent
State Farm Insurance Company

William E. Michel, D.V.M.

E. Elliott Potter
President
M-P Construction Company

Dale K. Rife
Certified Public Accountant
Myers, Baker, Rife & Denham

David G. Sanders
President
Sanders Grain, Inc.

James K. Seitz
Community Bank President
UMB Bank, n.a.

John E. Williams
Chairman of the Board
H.E. Williams, Inc.

Joplin Banking Center

Rick Brown
Vice President
Roper Honda

Robert W. Heiniger, Jr.
President
CES, Inc.

Jeffery H. Johnson
Community Bank President
UMB Bank, n.a.

Anthony R. Kassab
President
Kassab's, Inc.

Joe L. Kirk
Senior Vice President and COO
Freeman Health System

Randy Roper
Vice President
Roper Pontiac GMC, Inc.

Les Scheurich
President
Midwest Tool, Inc.

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

Monett Banking Center

Denny Bond
Community Bank President
UMB Bank n.a.

William T. Fuldner
Chairman of the Board
EFCO CORPORATION

Michael D. Garrett
Associate Circuit Judge

Gerald A. McCaffrey
Vice President and Chief Operating Officer
Osage Footwear, Inc.,
d/b/a Jumping Jack Shoes

William H. Medlin
President
V. B. Hall Wholesale Company

Nolan R. Meier
Dairy Farmer

Howard F. Randall
President
General Investments, Inc.

Michael A. Scabarozi
Plant Manager
International Dehydrated Foods, Inc.

Warrensburg Banking Center

Roger Baldwin
Baldwin Cattle and Grain Farms, Inc.

M. Scott Crist
Community Bank President
UMB Bank, n.a.

Joseph P. Dandurand
Attorney

Jack R. Moore
President
Stahl Specialty Co.

Donald W. Smarr
Farmer and Stockman

Jerry M. Swisher
Chairman of the Board
Swisher Mower and Machine, Inc.

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

Deleta Parmley Williams
State Representative
121st District

St. Louis Region

Columbia Banking Center

Roland S. Bartels
Partner
Emery Sapp and Sons

Charles P. Bondurant V, M.D.
Physicians Resources, Inc.

Gary R. Drewing
President and Co-Owner
Joe Machens Ford

Mark E. Hannah
Community Bank President
UMB Bank, n.a.

Susan L. Horak
RE-MAX/Boone Realty

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Don L. Landers
Owner
Don Landers CPA & Co.

Charles Menke
President
Central Missouri Regional
UMB Bank, n.a.

Mark Mehle
MDM Enterprises

Brian D. Neuner
Vice President
UMB Bank, n.a.

Mary McCleary Posner
Posner McCleary, Inc.

Noel J. Shull
Executive Vice President
UMB Bank, n.a.

Randall Wright
Station Manager and Weathercaster
KMIZ-17, Fox 11

Jefferson City Banking Center

George W. Burruss
President and CEO
Missouri Motor Carriers Association

Robert E. Dallmeyer Jr.
Robert L. Hawkins Jr.
Hawkins Law Offices, LLC

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Mary McCleary Posner
Principal and President
Posner McCleary, Inc.

Noel J. Shull
Executive Vice President
UMB Bank, n.a.

William E. Stricker, M.D.
Allergy & Asthma Consultants of the Ozarks, Ltd.

L. Kenton Theroff
Community Bank President
UMB Bank, n.a.

Jay H. Truitt
CEO and Executive Vice President
Missouri Cattleman's Association

Morrisonville Banking Center

Richard A. Dawdy
Regional President
UMB Bank, n.a.

Peter J. Genovese
President
UMB Financial Corporation
Chairman and CEO, St. Louis Region
UMB Bank, n.a.

Gary W. Haskell
Retired

Wayne A. Rosenthal
Colonel
Illinois Air National Guard

Northeast Banking Center

Charles Bindemann
President
Accu-Therm, Inc.

Guy E. Callison
Owner and Manager
Swine Assurance Production, Inc.

Kenneth A. Carroll
Owner
Carroll Seed Farms

J. Cecil Fisher
Farmer and Auctioneer

Peter J. Genovese
President
UMB Financial Corporation
Chairman and CEO, St. Louis Region
UMB Bank, n.a.

Robert L. Hawkins Jr.
Hawkins Law Office

Verle R. Hugenot
Community Bank President
UMB Bank, n.a.

Howard F. Kizer Jr.
Retired Pharmacist

Robert H. Maddox
Retired Banker

Weldon Paris
President
Pete Paris Chevrolet, Inc.

Bob D. Swartz, D.D.S.

St. Louis Banking Center City Region

Terry K. Anderson
Chairman
Artex International, Inc.

Theodore M. Armstrong
Senior Vice President and CFO
Angelica Corporation

Vincent J. Bommarito
CEO
Tony's Restaurants, Inc.

John R. Brightman
Vice Chairman, Trust Division
UMB Bank, St. Louis Region

Roy L. Burns
President
Pace Construction Company

Richard G. Engelsman
Chairman and CEO
Beltservice Corporation

Peter J. Genovese
President
UMB Financial Corporation
Chairman and CEO, St. Louis Region
UMB Bank, n.a.

Charles E. Gray
Retired

Gary W. Haskell
Retired

Ralph E. Hoffman
Chairman of the Board,
President and CEO
TSI Graphics, Inc.

R. Crosby Kemper III
Chairman and CEO
UMB Financial Corporation
Chairman and CEO
UMB Bank, n.a.

Todd J. Korte
President and CEO
The Korte Company

William J. McKenna
Chairman Emeritus
Kellwood Company

J. Michael Medart
President and CEO
Medart, Inc.

County Region

Clayton Brown
Vice President of Finance
The International Group

Peter H. Bunce
Grand Center, Inc.

Michael J. Dreller
Vice President and CFO
Falcon Products, Inc.

Kent R. Higginbotham
President
Higginbotham Brothers, Inc.

John J. Inkley Jr.
Partner
Armstrong Teasdale, LLP

Roger D. Joseph
Vice President/Treasurer
Kellwood Company

Patrick T. Kelly
President
Pat Kelly Equipment Company

Chris T. Koenemann
Executive Vice President
Lockton Companies of St. Louis, Inc.

Ken E. Kotiza
President, St. Louis Region
UMB Bank, n.a.

Paul S. Mace D.D.S.

June McAllister-Fowler
Senior Director, Corporate Communications
Mallinkrodt

Tim M. Murch
President
Mitch Murch's Maintenance Management Co.

Patrick L. Murphy
Executive Vice President
PayneCrest Electric, Inc.

Anthony F. Piazza
President
RSI Distributing Inc.

Charles A. Rallo
President
C. Rallo Contracting Co., Inc.

Stephen E. Ricci
President
Ricci Associates, Inc.

Douglas G. Sansone
Executive Vice President and
Chief Development Officer
Sansone Group

Joseph G. Thompson
Executive Vice President
UMB Bank, n.a.

Robert D. Vieth
Executive Vice President
UMB Bank, n.a.

Charles F. Voelkel II
Vice President and Secretary
Semco Plastic Company

Thomas C. Walker
President
Outdoor Equipment Company

Michael E. Zilm
Executive Vice President/Administrator
St. John's Mercy Hospital

Illinois Region

Charles L. Anderson
President
Artex International, Inc.

Dr. P. Douglas Becherer
President
Drs. Becherer, Becherer & Associates, Ltd.

Pamela A. Burnham
President
Von Alst, Inc.

Richard A. Dawdy
Regional President
UMB Bank, n.a.

Larry Eckert
President
Bethel-Eckert Enterprises, Inc.

Gary W. Haskell
Retired

Douglas J. Pratt
President
Gateway Midstate Truck Plaza Inc.

George J. Renner III
President
George Renner and Sons Funeral Home Inc.

Thomas H. Renner Jr.
Shiloh Valley Equipment Company

Donald T. Rigby
Executive Vice President and CFO
Empire Comfort Systems

Richard C. Schmidt, Sr.
President
In-Land Technologies

UMB Bank Colorado, N.A.

Dwight A. Brinkman
President and CEO
U.S. Engineering Company

David Butler
Of Counsel
Holland & Hart

Claude R. Cage
Cattleman

Laurence B. Cohen
Investments

Robert L. Cohen
CEO
IMA, Inc.

K.C. Gallagher
Vice President
Gallagher Enterprises, LLC

Cheryl Godwin
Chairman, Colorado Springs Region
UMB Bank Colorado, n.a.

Philip H. Goedert
President
RNL Design

Robert G. Jaster
President & COO
Robinson Brick Company

Mariner Kemper
Chairman and CEO
UMB Bank Colorado, n.a.

R. Crosby Kemper°
Senior Chairman of the Board
UMB Financial Corporation

Daniel N. League Jr.
Chairman, President and CEO
Pioneer Astro Industries, Inc.

Lynn P. Miller
President
Royal Crest Dairy Inc.

Peter J. Neidecker
President
Medsource Technologies/Instrumed

The Honorable Ray Powers°
Former State Senator and Immediate Past President
Colorado State Senate

Jon Robinson
President
UMB Bank Colorado, n.a.

David Taylor
President
Velcon Filters

M. Ray Teutsch°
President and CEO
Standard Sales

R. Thayer Tutt Jr.
President and COO
El Pomar Foundation

Ned C. Voth
President
Jordan's Building Center

UMB National Bank of America

Craig Anderson
President
UMB National Bank Of America
Community Bank President
Wichita Banking Center

Ross Doyen

Leon L. Dunn
Livestock and Grain Producer

Stewart R. Etherington
Owner
Etherington & Co. Realtors

Robert W. Exline Jr.
President
Exline, Inc.

Richard Gannon
Vice Chairman
UMB National Bank of America
Community Bank President
Topeka Banking Center

C.N. Hoffman Jr.
Sr. Chairman of the Board
UMB National Bank of America

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

William C. Hoffman
Investments

Milford Hunter
Community Bank President
Great Bend Banking Center

Robert K. Larsen
Retired

Janet E. Lowell
Community Bank President
Concordia Banking Center

W. E. Mowery, M.D.
Retired

John A. O'Leary
Community Bank President
Russell Banking Center

Larry Parker
Community Bank President
Manhattan Banking Center

Richard A. Renfro
Vice Chairman of the Board
UMB National Bank of America

Daryl D. Roney
Community Bank President
Abilene Banking Center

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Kenneth L. Stielow
President
Bar S Ranch, Inc.

John K. Vanier II
President
EBC, Inc.

J. Lyle Wells Jr.
Consultant
UMB Financial Corporation

Abilene Banking Center

Stewart R. Etherington
Owner
Etherington & Co. Realtors

Wendell D. Gugler
Retired

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Al P. Jones
Retired

Dale Koop
President
Crop Service Center, Inc.

Pat Robson
President
Robson Oil Co.

Daryl D. Roney
Community Bank President
UMB National Bank of America

Concordia Banking Center

Norman M. Christian
Retired

Clark Darnall
Retired

Ross Doyen

Dan R. Farha
President and Owner
F&A Food Sales Company, Inc.

Marvin L. Henning
Farmer/Stockman/Investments

Larry Henry
Senior Vice President
Concordia Banking Center

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Janet E. Lowell
Community Bank President
UMB National Bank of America

Michael E. Miller, O.D.

Great Bend Banking Center

Leon L. Dunn
Livestock & Grain Producer

Reuel L. Foote
Vice President
Stafford County Flour Mill

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Milford Hunter
Community Bank President
UMB National Bank of America

Stephan J. Mermis
Executive Vice President
Great Bend Banking Center

Marlyn E. Spare
Farmer

Thomas A. Stickney
President
Stickney Distributing, Inc.

Ronald D. Straub
President
Straub International

Manhattan Banking Center

H. Alan Bell
Director
UMB Financial Corporation

Philip Brokenicky
CEO
Steel and Pipe Supply Company, Inc.

Neal L. Farmer
Vice President
Manhattan Banking Center

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Donald E. Ince
President
Manhattan Wholesale Meats

Robert K. Larsen
Retired

Jon Levin
President
University Book Store

Larry Parker
Community Bank President
UMB National Bank of America

Barry J. Sarvis
President and Owner
Barry's Drug Store and
Dunn's Pharmacy, Inc.

Russell Banking Center

D. Leonard Brown
Farmer/Rancher

C.N. Hoffman III
Chairman and CEO
UMB National Bank of America

Morris F. Krug
Secretary/Treasurer
A.W. Krug and Sons, Inc.

°*Advisory Director*

Earl D. Merkel, M.D.
Galichia Medical Group of Kansas, P.A.

John F. Mills
Retired

John A. O'Leary
Community Bank President
UMB National Bank of America

Kenneth L. Stielow
President
Bar S Ranch, Inc.

Anthony H. Witt Jr.

Oklahoma Region

William C. Athens
Afar Exploration, Inc.

Gentner F. Drummond
Attorney At Law
Drummond, Raymond and Drummond

Robert J.Fisher, Jr.
President
Oklahoma National Stock Yards Company

G. N. Furseth
Owner
G.N. Furseth Oil and Gas Producers

Royce M. Hammons
Chairman, President and CEO
Oklahoma Region
UMB Bank, n.a.

Jack S. Henley
CPA
Henley and Johnson, P.L.L.C.

Mrs. Robert S. Kerr Jr.
President
The Kerr Foundation, Inc.

Richard J. Lehrter
Community Bank President
Tulsa Region
UMB Bank, n.a.

John S. Maguire
General Manager
J & M Investment Co.

Ralph L. Mason
Investor
Mason-Harrison-Jarrard Enterprises

Tom J. McDaniel
President
Oklahoma City University

Douglas F. Page
Executive Vice President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

William F. Shdeed
Attorney at Law
Shdeed & Hartman

Roger N. Simons
President/CEO
Simons Petroleum, Inc.

UMB Bank Omaha, N.A.

Susan K. Fleetwood
Executive Vice President
UMB Bank Omaha, n.a.

John Harvey
President
William H. Harvey Co.

Ronald L. Howlett
President and CEO
Omaha Steel Castings Company

Matt S. Moyer
President and CEO
UMB Bank Omaha, n.a.

Carl Riekes
President
Ryco Packaging Corp.

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation
Chairman of the Board
UMB Bank Omaha, n.a.

James J. Schinco
President and CEO
Affinitas Corporation

Mark A. Scudder
Scudder Law Firm, P.C.

Gary Seeger
Senior Vice President
UMB Bank Omaha, n.a.

UMB Bank, Warsaw

William G. Bunch
Owner
Bunch Auto Sales LLC, Bunch
Properties, Inc., Bill Bunch Farms, LLC

Darace Eaton
President
Eaton Enterprises, Inc.

Martha M. Fajen
President
TRISTAR Sporting Arms, Ltd.

Scotty E. Henderson
Owner/Manager
Henderson Ranch and Cattle Company

Thomas A. Hill
Chairman, President and CEO
UMB Bank, Warsaw

Shawn Hilty
Hilty Quarries, Inc.

Kenneth F. Kammeyer
Retired

Jerry D. Lumpe
Retired

James A. Miller
Reser Funeral Home
Davis-Miller Funeral Home

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

UMB Scout Brokerage Services, Inc.

Troy Bender
President
UMB Scout Insurance Services, Inc.

R. Cort Hegarty
Executive Vice President
President, Northwest Region
UMB Bank, n.a.

Michael J. Luzenske
President
UMB Scout Brokerage Services, Inc.

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

James C. Thompson Jr.
Divisional Executive Vice President
UMB Bank, n.a.

Dennis Powell
Executive Vice President
UMB Bank, n.a.

R. Bradley Weaver
Executive Vice President
President, Southern Region
UMB Bank, n.a.

UMB, U.S.A.

Linda M. Brockman
Senior Vice President
UMB Bank, n.a.

Dan L. Cunningham
Executive Vice President
UMB Bank, n.a.
President and CEO
UMB, U.S.A., n.a.

James A. Sangster
President
UMB Bank, n.a.
Executive Vice President
UMB Financial Corporation

Tom Mathis
Senior Vice President
UMB Bank, n.a.

Noel J. Shull
Executive Vice President
UMB Bank, n.a.

Printed on recycled paper

Debt Ratings

	Standard & Poor's	Moody's Investors Service	Thomson BankWatch	Fitch
UMB Financial Corporation				
Medium-term Notes	A-	A3	—	A+
UMB Bank, n.a.				
Short-term Debt/ Certificates of Deposit	A-1	—	TBW-1	F1+
Long-term Debt/ Certificates of Deposit	A	—	—	—

Thomson BankWatch has assigned UMB Financial Corporation its highest issuer rating of "A."

Corporate Information

UMB Financial Corporation
1010 Grand Boulevard
Post Office Box 419226
Kansas City, Missouri 64141-6226
(816) 860-7000
umb.com

Transfer Agent
UMB Bank, n.a.
Securities Transfer Division
Post Office Box 410064
Kansas City, Missouri 64141-0064
(816) 860-7786

Stock Quotation Symbol
NASDAQ National Market System –
UMBF

10-K Request
We will furnish, without charge, a copy of our 2001 Report to the SEC (Form 10-K) to any shareholder upon written request. Please specify Form 10-K when requesting.

To contact us, please call:
(816) 860-7000 or (800) 821-2171

For financial information, contact:
Daniel Stevens
Chief Financial Officer
UMB Financial Corporation

For other inquiries, contact:
The Marketing Department

Our annual report will also be posted on umb.com.

Notice of Annual Meeting: Thursday, April 18, 2002
UMB Financial Corporation, 1010 Grand Boulevard, Kansas City, Missouri 64106

Cover portrait by Rembrandt Peale. *Joseph Bogart.* Oil Painting. 28"x 38"

This portrait of Joseph O. Bogart is from UMB Bank's collection of portraits by American artists. Joseph Bogart was a colonel in the Third Regiment, "Flying Artillery," during the war of 1812. We thought this painting was particularly appropriate for our 2001 annual report, as it is reminiscent of the only other time Americans have been attacked on their own soil. Rembrandt Peale, son of artist Charles Wilson Peale, enjoyed a painting career for nearly 60 years and also taught drawing and published several books.

AMERICA'S STRONGEST BANKS
UMB
Financial Corporation

1010 Grand Boulevard
P.O. Box 419226
Kansas City, Missouri
64141-6226
(816) 860-7000
umb.com